Form 10-K, Exhibit 13
period 1996-11-30
HUTTON GSH COMMERCIAL PROPERTIES 2
filed 1997-03-03
CIK 706003

Exhibit 13
                       1996 Annual Report

                  Commercial Properties 2, L.P.





     Commercial Properties 2, L.P. is a limited partnership formed in 1983 to acquire, operate and hold for investment commercial real estate. The Partnership's investments currently consist of two commercial office buildings and a research and development facility.
     Provided below is a comparison of lease levels at the properties as of November 30, 1996 and 1995.



                                                                  Percentage
                                                                    Leased
      Property                               Location            1996    1995
      Swenson Business Park - Building C     San Jose, CA        100%    100%
      Two Financial Centre                   Little Rock, AR      97%*    95%
      Maitland Center Office - Building C    Orlando, FL         100%     94%

     * As of December 31, 1996, the lease level at the property declined to 83%.





                            Contents

                      1   Message to Investors
                      3   Property Profiles & Leasing Update
                      5   Consolidated Financial Statements
                      8   Notes to the Consolidated Financial Statements
                     13   Report of Independent Auditors
                     14   Net Asset Valuation









Administrative Inquiries             Performance Inquiries/Form 10-Ks
Address Changes/Transfers            First Data Investor Services Group
Service Data Corporation             P.O. Box 1527
2424 South 130th Circle              Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596           Attn:  FinancialCommunications
800-223-3464                         800-223-3464



                      Message to Investors

We are pleased to present the 1996 Annual Report for Commercial Properties 2, L.P. (the "Partnership"). Included in this report is a review of national market conditions, an update of the Partnership's operations, and its financial highlights. Please refer to the Property Profiles & Leasing Update section of this report for additional information regarding local market conditions for each of the Partnership's properties, as well as their operating performance and respective lease levels at November 30, 1996.

National Market Overview and Property Sales
The commercial office market continued to recover throughout the year, particularly in the suburban office sector. Suburban office vacancy rates declined to approximately 11% at year-end 1996 versus approximately 15% a year earlier. Overall, the demand for office space continues to increase, causing lower vacancy rates and, in many regions of the country, enabling property owners to increase rental rates. In addition, the availability of financing for investment in this sector has risen substantially.

In view of these ongoing improvements in the national real estate and capital markets, we believe that the current favorable market environment may present opportunities to sell the Partnership's properties. Accordingly, in light of the properties' stable high occupancy rates, improved conditions in the markets where the properties are located, and the recent extension of the Asante lease at the Swenson property, the General Partners have selected real estate brokers to assist in marketing for sale two of the Partnership's three remaining properties, Swenson Business Park - Building C in San Jose, California, and Maitland Center Office Building C in Orlando, Florida. However, there can be no assurance that the Partnership's current marketing efforts will result in a sale of either property or that any sale, if completed, will result in any particular price.

Cash Distributions
The Partnership paid cash distributions to limited partners totaling $27 per Unit for the year ended
November 30, 1996, including a fourth quarter cash distribution of $4.25 per Unit which was paid on January 15, 1997. Since its inception, the Partnership has paid total cash distributions of $280.51 per original $500 Unit, including $182.64 per Unit in return of capital payments which have reduced the Unit size from $500 to $317.36. The timing and amount of future cash distributions will be determined quarterly and will depend on the adequacy of the Partnership's cash reserves to meet its future operating expenses. Additionally, in the event that one or two of the Partnership's properties are sold, it is anticipated that the amount of cash distributions will be reduced to reflect the reduction in the Partnership's operating cash flow.


Cash Distributions Per Limited Partnership Unit

         First    Second     Third     Fourth
       Quarter   Quarter   Quarter    Quarter     Total
1995     $3.00     $4.25     $4.25      $4.25    $15.75
1996     $4.25     $4.25    $14.25*     $4.25    $27.00

* Includes a special cash distribution of $10 per Unit paid  on August 15, 1996.




Selected Financial Highlights
Provided below is a comparison of selected financial highlights for the 12 months ended November 30, 1996 and 1995, respectively:

                                                     1996        1995
    Total income                               $3,780,952  $3,604,637
    Property operating expenses                 1,447,759   1,465,964
    Net income                                    739,910     596,558
    Net cash provided by operating activities   2,265,698   1,877,809


- Total income increased due to higher rental income resulting from increased average occupancy at both Two Financial Centre and Maitland Center Office Building C.

- The slight decrease in property operating expenses was primarily a result of lower insurance costs at Two Financial Centre and lower maintenance costs at Swenson Business Park - Building C.

- The increase in net income and net cash provided by operating activities in 1996 resulted primarily from higher rental income.

General Information
As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at inadequate prices which are substantially below the Partnership's estimate of net asset value per Unit. In response, we recommended that limited partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy. Please be assured that if any additional tender offers are made for your Units, we will endeavor to provide you with information regarding our position with respect to those offers on a timely basis.

Summary
The General Partners believe that both of the properties currently being marketed are likely to be sold in 1997, and that the net sales proceeds will subsequently be distributed to all partners. Additionally, efforts are being made to increase occupancy at Two Financial Centre in order to improve the property's marketability and appeal. We will keep you apprised of significant developments in future reports.

Very truly yours,

Real Estate Services VII, Inc.     Hogan Stanton Investment, Inc.
General Partner                    General Partner of HS Advisors III, Ltd.

/s/Rocco F. Andriola               /s/Mark P. Mikuta
Rocco F. Andriola                  Mark P. Mikuta
President                          President

February 28, 1997


               Property Profiles & Leasing Update


SWENSON BUSINESS PARK-BUILDING C  San Jose, California

Situated within a 65-acre business park which is located just north of central San Jose in California, Swenson Building C is a 90,145 square foot research and development facility. The property provides an attractive location for many high technology companies due to its easy access to the San Jose Airport and Interstate 880.

Leasing Update
Asante Technologies, Inc. ("Asante"), which leases 100% of the property's space, has exercised an option to extend its lease for an additional two years to September 1999. Asante is a designer of local area network products. The lease with Asante generated $639,849 or approximately 17% of the Partnership's consolidated revenues for 1996. Asante subleases approximately 14,000 square feet of its space for which the Partnership receives $2,000 of monthly rental income in excess of the allocable portion of the primary lease. Asante remains responsible for all lease obligations to the Partnership through the scheduled expiration of its lease. Asante's financial performance improved during 1996. Its net loss for the year ended September 28, 1996 was reduced to $457,000 from $3.7 million a year earlier. While Asante remains current on its rental payments to the Partnership, we will continue to closely monitor its financial performance.

Market Update
The continued expansion of the high-technology and biotechnology industry contributed to the Silicon Valley's stable population growth and low unemployment rate during the year, making the region one of the strongest economies in the United States. The demand for space within the area's research and development sector continued to increase throughout 1996, leading to a decline in vacancy rates at year-end 1996 to approximately 3.1% from approximately 4.9% one year earlier. The San Jose market, located within the Silicon Valley, benefited from this increased demand as economic conditions in the area remained very strong. Vacancy rates for research and development space in San Jose fell to 3.2% as of year-end 1996 from 4.8% a year earlier. The area also experienced an increase in rental rates throughout the year, which have contributed to significant increases in the values of most properties. Consequently, we are currently marketing the property for sale. However, there can be no assurance that the current marketing efforts will result in a sale of the property or that any sale, if completed, will result in any particular price.

TWO FINANCIAL CENTRE  Little Rock, Arkansas

Situated in the Financial Centre Complex in West Little Rock, Two Financial Centre is a 113,983 square foot, four-story brick office building. The property is located near two interstate highways, I-630 and I-430, affording easy access to downtown Little Rock and the Little Rock Regional Airport.

Leasing Update
During the year, the General Partners executed a new five-year lease representing 5,388 square feet. Additionally, one tenant leasing 1,254 square feet renewed its space for three years and another tenant leasing 450 square feet renewed its space for one year. As a result, the property was 97% leased at November 30, 1996, as compared to 95% for the same period in 1995. However, in December 1996, two tenants leasing a total of 16,104 square feet, or approximately 14% of the property's leasable area, vacated their spaces upon the scheduled expiration of their leases. The property's leasing agent is aggressively marketing such vacant space. During the upcoming year, five leases totaling 10,653 square feet or approximately 9% of the property's leasable space are scheduled to expire.

Two of the property's leases generated rental income in excess of 10% of the Partnership's consolidated revenues for 1996. One of such leases, representing 31,729 square feet or 28% of the property's leasable area, is scheduled to expire in July 1998, while the other lease, representing 29,972 square feet or 26% of the property's leasable area, is scheduled to expire in June 2000. Rental income from these tenants for fiscal 1996 was $460,611 and $471,476, respectively, or approximately 13% of the Partnership's consolidated rental income.



Market Update
The Little Rock office market remained relatively stable during the year and the area's overall vacancy rate for office properties remained at 10% for year-end 1996 compared with a year earlier. The leasing environment in West Little Rock, the submarket where Two Financial Centre is located, remained very competitive during the year, primarily due to the construction of three new commercial office buildings which were completed in late 1996 and early 1997. Nevertheless, the West Little Rock office market improved during 1996 as evidenced by a decrease in the area's overall vacancy rate for office properties to 6% at year-end 1996 from 8% at the end of 1995. As a result, rental rates increased and property values have begun to recover. In light of the property's vacant space and current status of the market, the General Partners currently do not anticipate marketing Two Financial Centre for sale until its occupancy has improved. We will continue our efforts to lease the vacant space at the property and determine the opportune time to begin marketing the property for sale.


MAITLAND CENTER OFFICE BUILDING C  Orlando, Florida

Maitland Center Office Building C is a 98,096 square foot, three- story brick and glass office building located in Maitland Center Office Park, a 230-acre development in northwest metropolitan Orlando.

Leasing Update
During 1996, the General Partners executed two new leases representing 3,076 square feet and one lease expansion for 1,155 square feet. Additionally, a three-year lease renewal was executed with a major tenant occupying 15,479 square feet (approximately 16% of the property's leasable space) whose lease was scheduled to expire in January 1996. However, one tenant leasing 1,155 square feet vacated its space during the year. Overall, the property was 100% leased as of November 30, 1996, as compared with 94% leased one year earlier. Three leases totaling 23,457 square feet are scheduled to expire during 1997. One of these tenants, leasing 19,560 square feet, has indicated that it intends to renew its lease and to possibly reduce its space. None of the property's tenants generated rental income in excess of 10% of the Partnership's consolidated rental income during 1996.

Market Update
The Orlando economy continued to be one of the strongest in the country in 1996. With increased population growth and tourism, Orlando's businesses have flourished, which has in turn caused a further increase in demand for office space. The overall vacancy rate in Orlando decreased to 7.6% at December 31, 1996 as compared to 10.4% the previous year. The Maitland Center submarket, the largest submarket outside of downtown Orlando, also benefited greatly from these improvements. Despite the relocation of several large companies out of the Maitland submarket into build-to-suit facilities in 1996, the submarket's vacancy rate remained relatively unchanged from a year earlier at 3.4%, and as a result, rental rates have increased. Consequently, we are currently marketing the property for sale. However, there can be no assurance that the current marketing efforts will result in a sale of the property or that any sale, if completed, will result in any particular price.



Consolidated Balance Sheets                     At November 30,  At November 30,
                                                          1996             1995
Assets
Real estate, at cost:
 Land                                               $5,216,878       $5,216,878
 Buildings and improvements                         24,607,258       24,673,883
                                                    29,824,136       29,890,761
 Less accumulated depreciation                     (11,944,782)     (11,038,346)
                                                    17,879,354       18,852,415

Cash and cash equivalents                            1,739,498        2,461,901
Restricted cash                                        166,795          174,919
Rent and other receivables, net of allowance for
 doubtful accounts of $7,275 in 1996 and 1995          134,924          146,963
Prepaid expenses, net of accumulated amortization of
 $1,182,166 in 1996 and $1,046,680 in 1995             312,834          396,567
Deferred rent receivable                               135,289          168,625
  Total Assets                                     $20,368,694      $22,201,390
Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses                $405,275         $256,461
 Due to affiliates                                      42,846           38,275
 Distribution payable                                  429,293          429,293
 Security deposits payable                             157,126          155,844
  Total Liabilities                                  1,034,540          879,873
Partners' Capital (Deficit):
 General Partners                                     (233,230)        (213,356)
 Limited Partners (100,000 units outstanding)       19,567,384       21,534,873
  Total Partners' Capital                           19,334,154       21,321,517
  Total Liabilities and Partners' Capital          $20,368,694      $22,201,390




Consolidated Statement of Partners' Capital (Deficit)
For the years ended November 30, 1996, 1995 and 1994
                                           General      Limited
                                          Partners      Partners          Total
Balance at November 30, 1993             $(175,808)  $25,252,176    $25,076,368
Net income                                   6,738       667,105        673,843
Distributions                              (34,343)   (3,400,000)    (3,434,343)
Balance at November 30, 1994              (203,413)   22,519,281     22,315,868
Net income                                   5,966       590,592        596,558
Distributions                              (15,909)   (1,575,000)    (1,590,909)
Balance at November 30, 1995              (213,356)   21,534,873     21,321,517
Net income                                   7,399       732,511        739,910
Distributions                              (27,273)   (2,700,000)    (2,727,273)
Balance at November 30, 1996             $(233,230)  $19,567,384    $19,334,154


Consolidated Statements of Operations
For the years ended November 30,                1996         1995        1994
Income
Rental                                    $3,660,110   $3,450,755    $3,538,864
Interest                                     116,034      149,624       116,399
Other                                          4,808        4,258         4,910
  Total Income                             3,780,952    3,604,637     3,660,173
Expenses
Property operating                         1,447,759    1,465,964     1,427,276
Depreciation and amortization              1,369,375    1,347,080     1,369,956
General and administrative - other           185,513      164,227       167,532
General and administrative - affiliates       38,395       30,808        21,566
  Total Expenses                           3,041,042    3,008,079     2,986,330
  Net Income                              $  739,910   $  596,558    $  673,843
Net Income Allocated:
To the General Partners                   $    7,399   $    5,966    $    6,738
To the Limited Partners                      732,511      590,592       667,105
                                          $  739,910   $  596,558    $  673,843
Per limited partnership unit
(100,000 outstanding)                          $7.33        $5.91         $6.67


Consolidated Statements of Cash Flows
For the years ended November 30,                   1996       1995       1994
Cash Flows From Operating Activities:
Net income                                     $739,910     $596,558   $673,843
Adjustments to reconcile net income
to net cash provided by operating
activities:
 Depreciation and amortization                1,369,375    1,347,080  1,369,956
 Increase (decrease) in cash arising
 from changes in operating assets and
 liabilities:
  Restricted cash                                 8,124     (14,578)     25,918
  Rent and other receivables                     12,039     (45,933)     (2,212)
  Prepaid expenses                              (51,753)   (100,797)    (87,403)
  Deferred rent receivable                       33,336      68,724     (21,742)
  Accounts payable and accrued expenses         148,814      31,985      21,109
  Due to affiliates                               4,571       2,833      (1,011)
  Security deposits payable                       1,282     (8,063)       4,536
Net cash provided by operating activities     2,265,698   1,877,809   1,982,994
Cash Flows From Investing Activities:
Additions to real estate                       (260,828)   (349,375)   (248,828)
Short-term investment                              -           -      3,584,400
Net cash provided by (used
  for) investing activities                    (260,828)   (349,375)  3,335,572
Cash Flows From Financing Activities:
Cash distributions                           (2,727,273) (1,590,909) (3,434,343)
Net cash used for financing activities       (2,727,273) (1,590,909) (3,434,343)
Net increase (decrease) in cash
  and cash equivalents                         (722,403)    (62,475)  1,884,223
Cash and cash equivalents, beginning of year  2,461,901   2,524,376     640,153
Cash and cash equivalents, end of year       $1,739,498  $2,461,901  $2,524,376
Supplemental Schedule of Non-Cash
  Investing Activities:
Write-off of fully depreciated
 building improvements                         $327,453     $88,298    $893,963


Notes to the Consolidated Financial Statements
November 30, 1996, 1995 and 1994

1. Organization
Commercial Properties 2, L.P. (the "Partnership") was organized as a limited partnership under the laws of the Commonwealth of Virginia pursuant to a Certificate and Agreement of Limited Partnership dated and filed September 1, 1983 (the "Partnership Agreement"). The Partnership was formed for the purpose of making acquisitions in and operating certain types of commercial real estate. The General Partners of the Partnership are Real Estate Services VII, Inc., which is an affiliate of Lehman Brothers Inc. (see below), and HS Advisors III, Ltd. ("HS Advisors"), which is an affiliate of Goodman Segar Hogan, Inc. ("GSH"). The Partnership will continue until December 31, 2010, unless terminated sooner in accordance with the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 12, 1993, the Hutton Real Estate Services VII Inc. General Partner changed its name to Real Estate Services VII, Inc. ("Real Estate Services"), and effective August 3, 1995, Hutton/GSH Commercial Properties 2, L.P. changed its name to Commercial Properties 2, L.P. to delete any reference to Hutton.

On August 1, 1993, GSH transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler ("HK") were also obtained by GSHH. The general partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a 1% interest in GSHH. The stockholders of GSHH Inc. are GSH with a 62% stock interest and H.K. Associates, L.P., an affiliate of HK, with a 38% percent stock interest. The remaining 99% interests in GSHH are limited partnership interests owned 50% by GSH and 49% by HK. The transaction did not affect the ownership of the General Partners.

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partners have declared the distribution and established a record date and date for the distribution.
2. Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of the Partnership and its ventures, Two Financial Centre Joint Venture and Swenson Building C Joint Venture, and Maitland Building C, which is a wholly-owned property. Intercompany accounts and transactions between the Partnership and the ventures have been eliminated in consolidation.

Real Estate Investments Real estate investments, which consist of commercial office buildings and a research and development facility, are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation is computed using the straight-line method based on estimated useful lives of 10 to 25 years, except for tenant improvements, which are depreciated over the terms of the respective leases.
Leases Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases.

Deferred Rent Receivable Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the terms of the respective leases but will not be received until later periods as a result of rent concessions and/or general increases in rents.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

Fair Value of Financial Instruments Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgement regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Cash and Cash Equivalents Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash Restricted cash represents cash held in connection with tenant security deposits.

Income Taxes No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners, rather than of the Partnership.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. The Partnership Agreement and Cash Distributions
The Partnership Agreement provides that the net cash from operations, as defined, for each fiscal year will be distributed on a quarterly basis 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received a 9% annual noncumulative return on his adjusted capital investment, as defined. The net cash from operations will then be distributed to the General Partners until the General Partners have received 10% of the aggregate net cash from operations distributed to all partners. Thereafter, net cash from operations will be distributed 90% to the Limited Partners and 10% to the General Partners.
Net proceeds from sales or refinancings shall be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital investment, as defined, and 10% cumulative annual return thereon, reduced by any net cash from operations actually distributed to such Limited Partner. The balance of net proceeds, if any, will then be distributed 85% to the Limited Partners and 15% to the General Partners.

Upon the dissolution and termination of the Partnership, the General Partners will be required to contribute to the Partnership an amount not to exceed 1% of the total capital contributions from all of the Partners of the Partnership less prior contributions of the General Partners. In no event shall the General Partners be obligated to contribute more than the negative balances in their respective capital accounts.

The Partnership paid cash distributions totaling $2,700,000 and $27,273 to the Limited and General Partners, respectively, representing $27 per Limited Partnership Unit for the year ended November 30, 1996. An additional $429,293 has been accrued in 1996 for a distribution which was paid during the first quarter of 1997. The Partnership paid cash distributions totaling $1,575,000 and $15,909 to the Limited and General Partners respectively, representing $15.75 per Limited Partnership Unit for the year ended November 30, 1995. A portion of the 1995 distributions, in the amount of $3.64 per Unit, represented a return of capital from the sale of Maryland Trade Center in 1989. At November 30, 1995, the reserve balance from the sale of the Maryland Trade Center property was fully distributed. The timing and amount of future distributions will depend on several factors, including the adequacy of cash reserves and cash flow generated from operating activities.

Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General
Partners. Income before depreciation for any fiscal year and all gains from sales will be allocated in substantially the same manner as net cash from operations.

4. Transactions with Related Parties
The following is a summary of amounts paid or accrued to the General Partners for the reimbursement of administrative salaries and expenses that have been included in general and administrative expenses for the years ended November 30, 1996, 1995 and 1994.

                                   Unpaid at,                Paid
                                --------------    ----------------------------
                                 November 30,
                                        1996       1996       1995       1994

  Real Estate Services VII
  and affiliates:
   Out-of-pocket expenses           $33,046      $5,615      $6,995      $4,248
  HS Advisors III, Ltd.:
   Administrative salaries
   and expenses                       9,800      40,148      29,652      27,804
                                    $42,846     $45,763     $36,647     $32,052


5. Real Estate Investments
Since inception, the Partnership has acquired four commercial office buildings and a research and development facility through investments in joint ventures or limited partnerships with unaffiliated co-venturers, of which three remain:

                        Square                       Date         Purchase
  Property Name           Feet     Location         Acquired       Price

Two Financial Centre   113,983   Little Rock, AR    3/29/84    $10,700,000
Maitland Building C     98,096   Orlando, FL        9/18/84     $8,770,000
Swenson Building C      90,145   San Jose, CA       5/06/85     $7,700,000

The joint venture agreements substantially provide that:

     (a) Net cash from operations will be distributed 100% to the Partnership until it has received an annual, noncumulative return on its capital contribution, as adjusted, ranging from 7% to 11%. Thereafter, any remaining cash from operations will be shared in a ratio relating to the various ownership interests of the Partnership.

     (b) Net proceeds from a sale or refinancing will be distributed 100% to the Partnership until it has received an annual, cumulative return ranging from 7% to 11% and an amount equal to 110% to 120% of its adjusted capital contribution. Any remaining balance will be shared in a ratio relating to the various ownership interests of the Partnership.

     (c) Taxable income of the joint ventures and limited partnerships will be allocated in substantially the same manner as net cash from operations. For Swenson Building C, taxable losses will generally be allocated to the Partnership in the same manner as net cash from operations. For Two Financial
     Centre, taxable losses will generally be allocated 100% to the Partnership.

For financial statement purposes, net income and net losses are allocated in the same manner as taxable income and taxable losses.

6. Loan to Two Financial Centre Joint Venture
The Two Financial Centre Joint Venture ("TFC") has provided a demand promissory note to the Partnership with a principal balance of $7,383,033 which bears interest at 12% per annum, resulting in annual interest of $885,960. Monthly payments of interest only are due in arrears in the amount of $73,830. On September 17, 1993, TFC issued to the Partnership a new demand promissory note in the amount of $610,113 representing the unpaid accrued interest as of September 17, 1993 on the original principal balance of $7,383,033. The note bears interest at 8% per annum, resulting in annual interest of $48,809. Monthly interest of $4,067 is payable in arrears commencing October 17, 1993. As of November 30, 1996, accrued interest of $389,579 remains unpaid. Interest of $1,055,674, $584,648 and $761,058 has been paid by TFC to the Partnership during the fiscal years ended November 30, 1996, 1995 and 1994, respectively. All interest and principal activity and balances relating to the demand promissory notes are eliminated in consolidation for financial statement presentation purposes.

Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.


7. Rental Income Under Operating Leases
Future minimum rental income to be received on noncancellable operating leases as of November 30, 1996 is as follows:

          1997                          $3,055,613
          1998                           2,651,998
          1999                           1,783,525
          2000                             744,038
          2001                             268,601
          Thereafter                       198,193
                                       $ 8,701,968

Lease terms range from one to ten years. The leases allow for increases in certain property operating expenses to be passed on to tenants.

Leases with two tenants of Two Financial Centre generated rental revenue in excess of 10% of the Partnership's consolidated rental revenues for the year ended November 30, 1996. The rental income derived from these leases for 1996 was $460,611 and $471,476, respectively, or 13% of the Partnership's 1996 consolidated rental income.

Asante Technologies, Inc. ("Asante"), occupying 100% of the Swenson Building C, generated rental revenue in excess of 10% of the Partnership's consolidated rental revenues for the year ended November 30, 1996. In addition to base rental payments, Asante is required to pay as additional rent, real property taxes and insurance. For the years ended November 30, 1996, 1995 and 1994, Asante has contributed $639,849 each year or 17%, 19%, and 18%, respectively, of the Partnership's consolidated rental income and is current on its rent payments. In October 1996, Asante exercised its option to extend its lease for an additional two years to September 1999.

8. Reconciliation of Net Income to Taxable Loss
The net income reported in the financial statements for the years ended November 30, 1996, 1995 and 1994 exceeded the taxable income reported to the partners by $4,182, $34,074 and $249,093, respectively.

These differences are primarily due to the use of different methods of recording depreciation expense and rental income. The Partnership uses accelerated methods of depreciating real estate for tax purposes and the straight-line method for financial statement purposes. Rental income is recorded when received or receivable for tax purposes and on a straight-line basis for financial statement purposes



                 Report of Independent Auditors



     The Partners
     Commercial Properties 2, L.P.
     and Consolidated Ventures

     We have audited the accompanying consolidated balance sheets of Commercial Properties 2, L.P. and Consolidated Ventures as of November 30, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended November 30, 1996. These financial statements and schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Properties 2, L.P. and Consolidated Ventures at November 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

     Boston, Massachusetts
     January 15, 1997



                       Net Asset Valuation


Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $317.36 Unit at November 30, 1996

                           (Unaudited)

                                                  Acquisition Cost
                                                  (Purchase Price  Partnership's
                                                    Plus General       Share of
                                                      Partners'     November 30,
                                          Date of    Acquisition  1996 Appraised
Property                                Acquisition        Fees)     Value (1)
Two Financial Centre (2)                 03-29-84      $4,611,600    $1,756,854
Maitland Center Office Building C (3)    09-18-84       8,367,320     7,600,000
Swenson Business Park-Building C (4)     05-06-85       8,059,590     8,900,000
                                                      $21,038,510   $18,256,854

Cash and cash equivalents                                             1,739,498
Interest and other receivables                                          134,924
Demand promissory note receivable (5)                                 7,993,146
Prepaid expenses                                                        312,834
                                                                     28,437,256
Less:
  Accounts payable and accrued expenses                                (405,275)
  Due to affiliates                                                     (42,846)
  Distribution payable                                                 (429,293)
Partnership Net Asset Value (6)                                     $27,559,842

Net Asset Value Allocated:
  Limited Partners                                                  $27,284,244
  General Partners                                                      275,598
                                                                    $27,559,842
Net Asset Value Per Unit
  (100,000 units outstanding)                                           $272.84

(1) This represents the Partnership's share of the November 30, 1996 appraised values which were determined by independent property appraisal firms. The Partnership's share of the November 30, 1996 appraised value takes into account the allocation provision of the joint venture agreements governing the distribution of sales proceeds for each of the properties.

(2) The Acquisition Cost and the Partnership's share of the November 30, 1996 appraised value are net of the outstanding mortgage loan balance at the time of acquisition and the demand promissory note. The Acquisition Cost of $4,611,600 for Two Financial Centre is comprised of the acquisition fee paid to the General Partners and an amount required to fund the completion of tenant improvements and other capital items.

(3) The Acquisition Cost of $8,367,320 for Maitland Center Office
Building C is comprised of the acquisition fee paid to the General Partners and an amount required to fund the completion of tenant improvements and other capital items.

(4) The Acquisition Cost of $8,059,590 for Swenson Business Park - Building C is comprised of the acquisition fee paid to the General Partners and an amount required to fund the completion of tenant improvements and other capital items.

(5) The current principal balance of the demand promissory notes receivable from the Two Financial Centre Joint Venture is
$7,993,146.

(6) The Net Asset Value assumes a hypothetical sale on November 30, 1996 of all the remaining Partnership properties at their appraised values and the distribution of the proceeds of such sale, together with the Partnership's cash and the proceeds from temporary investments, to the partners. Real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash for distribution to the partners would be less than the appraised Net Asset Value.

Limited partners should note that appraisals are estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. Because of the nature of the Partnership's properties and the existing market for such properties, there can be no assurance that the other properties reviewed by the appraisers are comparable. The appraised value does not reflect the actual costs which would be incurred in selling the property. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of limited partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to, Net Asset Value per Unit in determining the fair market value of the investment in the Partnership for such purposes.


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1996

                               Two Financial    Maitland
Consolidated Ventures:             Centre       Building C   Swenson C    Total

Location                     Little Rock, AK   Orlando, FL   San Jose, CA   na

Construction date                  1981         1984         1985           na
Acquisition date                 03-29-84     09-18-84     05-06-85         na
Life on which depreciation
in latest income statements
is computed                        (1)          (1)          (1)            na
Encumbrances                   $ 7,993,146       na           na     $7,993,146
Initial cost to Partnership (2):
     Land                        1,560,092    1,395,606   2,261,180   5,216,878
     Buildings and
     improvements                9,583,430    6,526,619   5,650,552  21,760,601
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements            1,156,307    1,280,210     410,140   2,846,657

Gross amount at which
carried at close of period:
     Land                       $1,560,092   $1,395,606  $2,261,180  $5,216,878
     Buildings and
     improvements               10,739,737    7,806,829   6,060,692  24,607,258
                                12,299,829    9,202,435   8,321,872  29,824,136

Accumulated depreciation (3)     5,458,997    3,688,897   2,796,888  11,944,782

(1)  Buildings and improvements - 25 years; personal property - 10 years.
(2) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(3) The amount of accumulated depreciation for Federal income tax purposes is $18,085,723.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1996, 1995, and 1994 follows:

                                          1996            1995          1994
Real estate investments:
Beginning of year                  $29,890,761     $29,629,684    $30,274,819
Additions                              260,828         349,375        248,828
Dispositions                          (327,453)        (88,298)      (893,963)
End of year                        $29,824,136     $29,890,761    $29,629,684

Accumulated depreciation:
Beginning of year                  $11,038,346      $9,905,013     $9,582,110
Depreciation expense                 1,233,889       1,221,631      1,216,866
Dispositions                          (327,453)        (88,298)      (893,963)
End of year                        $11,944,782      $11,038,346    $9,905,013




                 Consent of Independent Auditors

       We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial
       Properties 2, L.P. of our report dated
       January 15, 1997, included in the 1996 Annual
       Report to Shareholders of Commercial Properties 2,
       L.P. and Consolidated Ventures.

       Our audits also included the financial statement schedule of Commercial Properties 2, L.P. and
       Consolidated Ventures listed in Item 14(a).  This
       schedule is the responsibility of the
       Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.


                                        ERNST & YOUNG LLP
       Boston, Massachusetts
       January 15, 1997