Form 10-K, Exhibit 13
period 1997-11-30
HUTTON GSH COMMERCIAL PROPERTIES 2
filed 1998-03-02
CIK 706003

Exhibit 13
                       1997 Annual Report

                  Commercial Properties 2, L.P.


     Commercial Properties 2, L.P. is a limited partnership formed in 1983 to acquire, operate and hold for investment commercial real estate. The Partnership's investment currently consists of one commercial office building, situated in the Financial Centre Complex in West Little Rock, AR. Two Financial Centre is a
     113,983 square foot, four-story brick office building located near two interstate highways, I-630 and I-430, affording easy access to downtown Little Rock and the Little Rock Regional Airport.


                            Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Consolidated Financial Statements
                      7   Notes to the Consolidated Financial Statements
                     12   Report of Independent Auditors
                     13   Net Asset Valuation


         Administrative Inquiries         Performance Inquiries/Form 10-Ks
         Address Changes/Transfers        First Data Investor Services Group
         Service Data Corporation         P.O. Box 1527
         2424 South 130th Circle          Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596       Attn:  Financial Communications
         800-223-3464                     800-223-3464



                      Message to Investors


We are pleased to present the 1997 Annual Report for Commercial Properties 2, L.P. (the "Partnership"). Included in this report is a review of the Partnership's property sales and an update on the operations and marketing of the Partnership's remaining property, Two Financial Centre. Also included are financial highlights and the Partnership's audited financial statements.

Sales/Marketing Update

During the calendar year, we completed the sale of two of the Partnership's three properties. On November 10, 1997, the Partnership closed on the sale of Swenson Business Park - Building C (the "Swenson Property") which was sold for net proceeds of $10,351,554. In addition, the Partnership closed on the sale of Maitland Center Office Building C (the "Maitland Property"), on December 19, 1997 for net proceeds of $8,762,318. As discussed later in this report, the proceeds from these sales were paid to Limited Partners along with the Partnership's cash flow from operations for the fourth fiscal quarter of 1997, in a special cash distribution paid on February 18, 1998 in the amount of $195.39.

With regard to the Partnership's remaining property, Two Financial Centre, we are in the process of engaging a real estate brokerage firm to assist with our efforts in marketing the property for sale. While we currently anticipate that the property will be sold and the Partnership liquidated in 1998, there can be no assurance that the property will be sold within this time frame, or that any sale, if completed, will result in a particular price. Once the property is sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of or provision for, the Partnership's liabilities and expenses), and dissolve the Partnership.

Property Update

Market conditions for office properties in Little Rock remained healthy during 1997, with vacancy remaining at 10%, unchanged from the previous year. These market conditions have encouraged development in the commercial sector to gradually resume and in 1997, several single-tenant and multitenant office buildings were completed in the Little Rock area. Although competition for tenants will likely intensify in the future as additional development projects are completed, it is expected that operating conditions and property values will remain strong in the near term.

During the year, the General Partners executed four new leases totaling 10,496 square feet and four lease renewals totaling 5,557 square feet. However, five tenants representing 24,731 square feet, vacated the property upon the expiration of their respective leases. Another tenant leasing 5,388 square feet paid the Partnership a termination fee of $147,620 and vacated its space prior to the scheduled expiration of its lease. As a result, the property was 76% leased as of November 30, 1997 as compared to 97% as of November 30, 1996. In December 1997, the General Partners executed three new leases totaling 17,837 square feet, and the property is currently 92% leased. In the year ahead, six leases totaling 38,368 square feet, or approximately 34% of the property's leasable area, are scheduled to expire.
The General Partner will continue to negotiate renewals and aggressively market any leasable space.

Cash Distributions

On February 18, 1998, the Partnership paid a special cash distribution to Limited Partners totaling $195.39 per Unit. The distribution reflected your share of the net proceeds received from the sales of the Maitland Property in the amount of $87.62 per Unit, and the Swenson Property in the amount of $103.52 per Unit, plus cash flow from operations generated during the three months ended November 30, 1997 in the amount of $4.25 per Unit. Including this distribution, Limited Partners have received cash distributions totaling $488.65 per original $500 Unit. This total includes distributions of cash flow from operations in the amount of $114.87 per Unit and return of capital payments in the amount of $373.78 per Unit. In light of the Partnership's reduced cash flow, cash distributions will be suspended beginning with the 1998 first quarter distribution which would have been paid on or about April 15, 1998.

As discussed above, the General Partners are in the process of engaging a brokerage firm to assist with our efforts in marketing Two Financial Centre. Once the property is sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of or provision for, the Partnership's liabilities and expenses), and dissolve the Partnership.


         Cash Distributions Per Limited Partnership Unit

             First     Second     Third    Fourth
           Quarter    Quarter    Quarter   Quarter  Total

    1996    $4.25     $4.25      $14.25(1) $  4.25    $ 27.00
    1997    $4.25     $4.25      $ 4.25    $107.77(2) $ 20.52

      (1)Includes a special cash distribution of $10 per Unit paid on August 15, 1996.
      (2)Represents the fiscal 1997 portion of a special cash distribution paid on February 18, 1998 in the total amount of $195.39 per Unit.

General Information

As you are probably aware, several third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that limited partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary

We are pleased to have successfully completed the sale of the Swenson and Maitland Properties, and hope that our marketing efforts will result in a sale of Two Financial Centre during 1998. Should a sale be consummated, the General Partners will pay one or more distributions to the Limited Partners and liquidate the Partnership. In the interim, we will continue to focus on improving occupancy at Two Financial Centre. We will keep you apprised of significant developments in future reports.

Very truly yours,

Real Estate Services VII, Inc.      Hogan Stanton Investment, Inc.
General Partner                     General Partner of HS Advisors
III, Ltd.

/s/ Jeffrey C. Carter               /s/ Mark P. Mikuta
Jeffrey C. Carter                   Mark P. Mikuta
President                           President

February 27, 1998



                      Financial Highlights

Selected Financial Data
For the years ended November 30,  1997      1996      1995     1994     1993
Dollars in thousands,
except per Unit data

Total Income                   $ 3,630   $ 3,781   $ 3,605  $ 3,660  $ 3,345
Operating Income                 1,085       740       597      674      396
Gain on Sale of Real
 Estate Assets                   4,757         _         _        _        _
Net Income                       5,842       740       597      674      396
Total Assets at Year End        24,377    20,369    22,201   23,169   25,905
Net Cash From Operations         1,462     2,266     1,878    1,983    1,438
Operating Income per
  Limited Partnership Unit       10.74      7.33      5.91     6.67     3.92
Net Income per
  Limited Partnership Unit:      57.84      7.33      5.91     6.67     3.92
Cash Distributions per
  Limited Partnership Unit:     120.52(4)  27.00(3)  15.75(2) 34.00(1) 17.00(1)

(1) Represents returns of capital associated with the sale of the Maryland Trade Center in 1989.
(2) Includes returns of capital associated with the sale of the Maryland Trade Center in 1989 in the amount of $3.64 per Unit.
(3) Includes a special cash distribution in the amount $10 per Unit paid on August 15, 1996.
(4) Includes the fiscal 1997 portion of a special cash distribution paid on February 18, 1998 in the total amount of $195.39 per Unit.

- Total income decreased primarily due to lower rental income in 1997 resulting from lower occupancy at Two Financial Centre and the sale of the Swenson Property. The decrease was partially offset by an increase in other income due to the receipt of a fee in connection with the cancellation of a purchase and sale agreement for the Maitland property.

- Operating income increased primarily due to the properties being reclassified on the Consolidated Balance Sheet as "Real estate assets held for disposition," resulting in a substantial decrease in depreciation and amortization.

- Net income increased primarily due to the gain recognized on the sale of Swenson Business Park - Building C.

- The decrease in net cash from operations can be attributed primarily to higher property operating and general and administrative expenses and the sale of Swenson Business Park -
  Building C, which reduced the Partnership's accounts payable and security deposits payable balances.


Consolidated Balance Sheets

                                          At November 30,     At November 30,
                                                    1997                1996
Assets
Real estate, at cost:
 Land                                       $          _        $  5,216,878
 Buildings and improvements                            _          24,607,258
                                                       _          29,824,136
 Less accumulated depreciation                         _         (11,944,782)
                                                       _          17,879,354

Real estate assets held for disposition       12,310,284                   _
Cash and cash equivalents                     11,803,602           1,739,498
Restricted cash                                   65,600             166,795
Rent and other receivables, net of
  allowance for doubtful accounts of
  $48,670 in 1997 and $7,275 in 1996             180,295             134,924
Prepaid expenses, net of accumulated
  amortization of $1,230,450 in 1997
  and $1,182,166 in 1996                          16,811             312,834
Deferred rent receivable                               _             135,289
  Total Assets                              $ 24,376,592        $ 20,368,694

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Accounts payable and accrued expenses      $    323,179        $    405,275
 Due to affiliates                               105,612              42,846
 Distribution payable                         10,780,847             429,293
 Security deposits payable                        59,514             157,126
  Total Liabilities                           11,269,152           1,034,540
Partners' Capital (Deficit):
 General Partners                               (191,982)           (233,230)
 Limited Partners (100,000 units outstanding) 13,299,422          19,567,384
  Total Partners' Capital                     13,107,440          19,334,154
  Total Liabilities and Partners' Capital    $24,376,592         $20,368,694



Consolidated Statement of Partners' Capital (Deficit)
For the years ended November 30, 1997, 1996 and 1995

                                       General        Limited
                                      Partners       Partners         Total
Balance at November 30, 1994        $ (203,413)  $ 22,519,281  $ 22,315,868
Net income                               5,966        590,592       596,558
Distributions                          (15,909)    (1,575,000)   (1,590,909)
Balance at November 30, 1995          (213,356)    21,534,873    21,321,517
Net income                               7,399        732,511       739,910
Distributions                          (27,273)    (2,700,000)   (2,727,273)
Balance at November 30, 1996          (233,230)    19,567,384    19,334,154
Net income                              58,420      5,783,592     5,842,012
Distributions                          (17,172)   (12,051,554)  (12,068,726)
Balance at November 30, 1997        $ (191,982)  $ 13,299,422  $ 13,107,440


Consolidated Statements of Operations
For the years ended November 30,          1997           1996          1995
Income
Rental                              $3,471,538     $3,660,110    $3,450,755
Interest                               116,728        116,034       149,624
Other                                   42,206          4,808         4,258
  Total Income                       3,630,472      3,780,952     3,604,637
Expenses
Property operating                   1,642,425      1,447,759     1,465,964
Depreciation and amortization          490,359      1,369,375     1,347,080
General and administrative-other       255,872        185,513       164,227
General and administrative-affiliates  156,766         38,395        30,808
  Total Expenses                     2,545,422      3,041,042     3,008,079
Operating income                     1,085,050        739,910       596,558
Gain on sale of real estate assets   4,756,962              _             _
  Net Income                        $5,842,012     $  739,910    $  596,558
Net Income Allocated:
To the General Partners             $   58,420     $    7,399    $    5,966
To the Limited Partners              5,783,592        732,511       590,592
                                    $5,842,012     $  739,910    $  596,558
Per limited partnership unit
(100,000 outstanding)                  $57.84           $7.33         $5.91



Consolidated Statements of Cash Flows
For the years ended November 30,                 1997        1996        1995
Cash Flows From Operating Activities:
Net income                                 $5,842,012  $  739,910  $  596,558
Adjustments to reconcile net income to
 net cash provided by operating activities:
 Depreciation                                 442,075   1,233,889   1,221,631
 Amortization                                  48,284     135,486     125,449
 Gain on sale of real estate assets        (4,756,962)          _           _
 Increase (decrease) in cash arising from
  changes in operating assets and liabilities:
  Restricted cash                              91,395       8,124     (14,578)
  Rent and other receivables                  (45,371)     12,039     (45,933)
  Prepaid expenses                            (47,075)    (51,753)   (100,797)
  Deferred rent receivable                      4,597      33,336      68,724
  Accounts payable and accrued expenses       (82,096)    148,814      31,985
  Due to affiliates                            62,766       4,571       2,833
  Security deposits payable                   (97,612)      1,282      (8,063)
Net cash provided by operating activities   1,462,013   2,265,698   1,877,809

Cash Flows From Investing Activities:
Proceeds from sale of real estate          10,351,554           _           _
Additions to real estate                      (32,291)   (260,828)   (349,375)
Net cash provided by (used for)
 investing activities                      10,319,263    (260,828)   (349,375)

Cash Flows From Financing Activities:
Cash distributions                         (1,717,172) (2,727,273) (1,590,909)
Net cash used for financing activities     (1,717,172) (2,727,273) (1,590,909)
Net increase (decrease) in cash and
 cash equivalents                          10,064,104    (722,403)    (62,475)
Cash and cash equivalents, beginning
 of year                                    1,739,498   2,461,901   2,524,376
Cash and cash equivalents, end of year    $11,803,602  $1,739,498  $2,461,901

Supplemental Schedule of Non-Cash
 Investing Activities:
Write-off of fully depreciated
  building improvements                   $    10,666  $  327,453  $   88,298
Supplemental Disclosure of Non-Cash
  Operating Activities:
In connection with the General Partners' intent to sell the properties in 1997, real estate held for investment, deferred rent receivable and prepaid leasing commissions in the amounts of $17,469,570, $130,692 and $294,814, respectively, were reclassified to "Real estate assets held for disposition." In connection with the sale of Swenson Business Park-Building C, restricted cash, deferred rent receivable, and prepaid leasing commissions in the amounts of $9,800, $34,502, and $98,965 were netted against Gain on sale of real estate assets.



Notes to the Consolidated Financial Statements
November 30, 1997, 1996 and 1995

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

On November 10, 1997, the Partnership closed on the sale of The Swenson Property - Building C (the "Swenson Property"). The Swenson Property was sold for net proceeds of $10,351,554 to WW&LJ Gateways, LTD. (the "Swenson Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Swenson Buyer. The transaction resulted in a gain on sale of $4,756,962, which is reflected in the Partnership's statement of operations for the period ending November 30, 1997.

On December 19, 1997, the Partnership closed on the sale of Maitland Center Office Building C (the "Maitland Property"). The Maitland Property, classified as "real estate assets held for disposition" at November 30, 1997, in the amount of approximately $5.5 million, was sold for net proceeds of $8,762,318 to CMD Realty Investment Fund III, L.P., an Illinois limited partnership (the "Maitland Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Maitland Buyer. The transaction resulted in a gain on sale of approximately $3.2 million, which will be reflected in the Partnership's statement of operations for the period ending February 28, 1998.

2. Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of the Partnership and its ventures, Two Financial Centre Joint Venture and Swenson Building C Joint Venture, and Maitland Building C, which is a wholly-owned property. Intercompany accounts and transactions between the Partnership and the ventures have been eliminated in consolidation.

Real Estate Investments - Real estate investments, which consist of commercial office buildings and a research and development facility, are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation is computed using the straight-line method based on estimated useful lives of 10 to 25 years, except for tenant improvements, which are depreciated over the terms of the respective leases.

Real Estate Assets Held for Disposition - Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the second quarter of 1997, Swenson Business Park - Building C and Maitland Center Office Building C, and during the third quarter of 1997, Two Financial Centre real estate assets were reclassified as held for disposition and were no longer depreciated.

Leases - Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases.

Deferred Rent Receivable - Deferred rent receivable consists of rental income which is recognized on a straight-line basis over the terms of the respective leases but will not be received until later periods as a result of rent concessions and/or general increases in rents.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 during the fourth fiscal quarter of 1995.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. However, in many instances current exchange prices are not available for certain of the Partnership's financial instruments, since no active market generally exists for such financial instruments.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Restricted Cash - Restricted cash represents cash held in connection with tenant security deposits.

Income Taxes - No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners, rather than of the Partnership.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

3. The Partnership Agreement and Cash Distributions
The Partnership Agreement provides that the net cash from operations, as defined, for each fiscal year will be distributed on a quarterly basis 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received a 9% annual non-cumulative return on his adjusted capital investment, as defined. The net cash from operations will then be distributed to the General Partners until the General Partners have received 10% of the aggregate net cash from operations distributed to all partners. Thereafter, net cash from operations will be distributed 90% to the Limited Partners and 10% to the General Partners.

Net proceeds from sales or refinancing shall generally be distributed 99% to the Limited Partners and 1% to the General Partners until each Limited Partner has received an amount equal to his adjusted capital investment, as defined, and 10% cumulative annual return thereon, reduced by any net cash from operations actually distributed to such Limited Partner. The balance of net proceeds, if any, will then be distributed 85% to the Limited Partners and 15% to the General Partners.

Upon the dissolution and termination of the Partnership, the General Partners will be required to contribute to the Partnership an amount not to exceed 1% of the total capital contributions from all of the Partners of the Partnership less prior contributions of the General Partners. In no event shall the General Partners be obligated to contribute more than the negative balances in their respective capital accounts. In addition, if upon dissolution and termination of the Partnership the sum of (i) the Limited Partners' Capital Contributions and
(ii) an amount equal to a 6% cumulative annual return with respect to each Limited Partner's Adjusted Capital Value reduced by any Net Cash From Operations distributed to such Limited Partner, exceeds the aggregate distributions to the Limited Partners of Net Proceeds From Sale or Refinancing, the General Partners shall contribute to the Partnership for distribution to the Limited Partners an amount equal to the lesser of such excess or the aggregate distributions of Net Proceeds From Sale or Refinancing to the General Partners.

The Partnership paid cash distributions totaling $1,275,000 and $12,879 to the Limited and General Partners, respectively, representing $12.75 per Limited Partnership Unit for the year ended November 30, 1997. An additional $10,780,847 was accrued in 1997 for a distribution, which was payable in February 1998, and comprised of $429,293 representing cash flow from operations for the three months ended November 30, 1997, and $10,351,554 representing net proceeds from the sale of Swenson Business Park
- Building C. The Partnership paid cash distributions totaling $2,700,000 and $27,273 to the Limited and General Partners respectively, representing $27 per Limited Partnership Unit for the year ended November 30, 1996. The timing and amount of future distributions will depend on several factors, including the adequacy of cash reserves and cash flow generated from operating activities.

Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General
Partners. Income before depreciation for any fiscal year and all gains from sales will be allocated in substantially the same manner as net cash from operations.

4. Transactions with Related Parties
The following is a summary of amounts paid or accrued to the General Partners for the reimbursement of administrative salaries and expenses that have been included in general and administrative expenses for the years ended November 30, 1997, 1996 and 1995.

                                   Unpaid at,              Paid
                                  November 30,
                                      1997      1997       1996       1995
Real Estate Services VII
 and affiliates:
      Out-of-pocket expenses      $ 93,046  $ 60,933   $  5,615   $  6,995
HS Advisors III, Ltd.:
      Administrative salaries
      and expenses                  12,566    43,783     40,148     29,652
                                  $105,612  $104,716   $ 45,763   $ 36,647

Effective as of January 1, 1997, the Partnership began reimbursing certain expenses incurred by Real Estate Services VII, Inc. and its affiliates in servicing the Partnership to the extent permitted by the Partnership agreement. In prior years, affiliates of Real Estate Services VII, Inc. had voluntarily absorbed these expenses. For the year ended November 30, 1997, such amounts paid or accrued totaled $120,933.

5. Real Estate Investments
Since inception, the Partnership has acquired four commercial office buildings and a research and development facility through investments in joint ventures or limited partnerships with unaffiliated co-venturers, of which two remained as of November 30, 1997:

                           Square                        Date        Purchase
Property Name               Feet         Location      Acquired         Price

Two Financial Centre      113,983     Little Rock, AR   3/29/84   $10,700,000

*Maitland Building C       98,096     Orlando, FL       9/18/84   $ 8,770,000

*Sold on December 19, 1997.  Please refer to Note 1 "Organization."

The joint venture agreements substantially provide that:

     (a) Net cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative return on its capital contribution, as adjusted, ranging from 7% to 11%. Thereafter, any remaining cash from operations will be shared in a ratio relating to the various ownership interests of the Partnership.

     (b) Net proceeds from a sale or refinancing will be distributed 100% to the Partnership until it has received an annual, cumulative return ranging from 7% to 11% and an amount equal to 110% to 120% of its adjusted capital contribution. Any remaining balance will be shared in a ratio relating to the various ownership interests of the Partnership.

     (c) Taxable income of the joint ventures and limited partnerships will be allocated in substantially the same manner as net cash from operations. For Swenson Business
     Park - Building C, taxable losses will generally be allocated to the Partnership in the same manner as net cash from operations. For Two Financial Centre, taxable losses will generally be allocated 100% to the Partnership.

For financial statement purposes, net income and net losses are allocated in the same manner as taxable income and taxable losses.

For the year ended November 30, 1997, Two Financial Centre had a loss from operations totaling approximately $438,000, and Maitland Center Office Building C has income from operations totaling approximately $324,900.

6. Loan to Two Financial Centre Joint Venture
The Two Financial Centre Joint Venture ("TFC") has provided a demand promissory note to the Partnership with a principal balance of $7,383,033 which bears interest at 12% per annum, resulting in annual interest of $885,960. Monthly payments of interest only are due in arrears in the amount of $73,830. On September 17, 1993, TFC issued to the Partnership a new demand promissory note in the amount of $610,113 representing the unpaid accrued interest as of September 17, 1993 on the original principal balance of $7,383,033. The note bears interest at 8% per annum, resulting in annual interest of $48,809. Monthly interest of $4,067 is payable in arrears commencing October 17, 1993. As of November 30, 1997, accrued interest of $712,210 remains unpaid. Interest of $612,143, $1,055,674 and $584,648 has been paid by TFC to the Partnership during the fiscal years ended November 30, 1997, 1996 and 1995, respectively. All interest and principal activity and balances relating to the demand promissory notes are eliminated in consolidation for financial statement presentation purposes. Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

7. Rental Income Under Operating Leases
Future minimum rental income to be received on non cancelable operating leases as of November 30, 1997 is as follows:

          1998                          $1,410,121
          1999                             593,905
          2000                             417,678
          2001                             359,562
          2002                             324,624
          Thereafter                        27,052
                                        $3,132,942

Lease terms range from one to ten years. The leases allow for increases in certain property operating expenses to be passed on to tenants.

Leases with two tenants at Two Financial Centre generated rental revenue in excess of 10% of the Partnership's consolidated rental revenues for the year ended November 30, 1997. One of the leases is with the Federal Bureau of Investigation ("FBI"), which occupies approximately 35% of the property's leasable space. The lease is scheduled to expire on July 14, 1998. The General Partners have approached the FBI regarding a renewal of its lease, however, negotiations were still underway at the close of the quarter. The second tenant is Blue Cross/Blue Shield, which occupies approximately 33% of the property's leasable space pursuant to a lease which is scheduled to expire on July 11, 2000. The rental income derived from these leases for 1997 was $492,264 and $464,820 respectively, or 28% of the Partnership's 1997 consolidated rental income. The rental income derived from these leases for 1996 was $460,611 and $471,476 respectively, or 25% of the Partnership's 1996 consolidated rental income. In 1995, the lease with the FBI generated rental income of approximately $443,323, or 13% of the Partnership's 1995 consolidated rental income.

On November 26, 1997, Northern Telecom ("Nortel") entered into an agreement with the Partnership to buyout its lease at Two
Financial Centre for the amount of $147,620. Nortel occupied approximately 5% of the property's leasable space at November 30, 1997.

8. Reconciliation of Net Income to Taxable Loss
Taxable income reported to the partners for the year ended
November 30, 1997 exceeded net income reported in the financial statements by $520,674. The net income reported in the financial statements for the years ended November 30, 1996 and 1995 exceeded the taxable income reported to the partners by $4,182 and $34,074, respectively.

These differences are primarily due to the use of different methods of recording depreciation expense and rental income. The Partnership uses accelerated methods of depreciating real estate for tax purposes and the straight-line method for financial statement purposes. Rental income is recorded when received or receivable for tax purposes and on a straight-line basis for financial statement purposes.



                 Report of Independent Auditors


     The Partners
     Commercial Properties 2, L.P.
     and Consolidated Ventures

     We have audited the accompanying consolidated balance sheets of Commercial Properties 2, L.P. and Consolidated Ventures as of November 30, 1997 and 1996, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Properties 2, L.P. and Consolidated Ventures at November 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

     Boston, Massachusetts
     January 23, 1998


                       Net Asset Valuation

Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $213.84 Unit at November 30, 1997

                           (Unaudited)

                                       Acquisition Cost
                                        (Purchase Price        Partnership's
                                           Plus General             Share of
                                               Partners'         November 30,
                              Date of       Acquisition       1997 Appraised
Property                      Acquisition          Fees)               Value(1)

Two Financial Centre (2)(4)      03-29-84  $  4,611,600         $  1,506,854
Maitland Center Office
  Building C (3)(4)              09-18-84     8,367,320            9,013,000
                                           $ 12,978,920         $ 10,519,854

Cash and cash equivalents                                         11,803,602
Rent and other receivables                                           180,295
Demand promissory note receivable                                  7,993,146
Prepaid expenses                                                      16,811
                                                                  30,513,708
Less:
    Accounts payable and accrued expenses                           (323,179)
    Due to affiliates                                               (105,612)
    Distribution Payable                                         (10,780,847)
Partnership Net Asset Value (5)                                  $19,304,070

Net Asset Value Allocated:
    Limited Partners                                             $19,111,029
    General Partners                                                 193,041
                                                                 $19,304,070
Net Asset Value Per Unit
    (100,000 units outstanding)                                  $    191.11

(1) This represents i) the Partnership's share of the November 30, 1997 appraised value of Two Financial Centre which was determined by an independent property appraisal firm and ii) the purchase price of Maitland Center Office Building C, which was under contract for sale at November 30, 1997. The Partnership's share of the November 30, 1997 appraised value takes into account the allocation provision of the joint venture agreement governing the distribution of sales proceeds for the property. The sale of Maitland Center Office Building C subsequently occurred on December 19, 1997.

(2) The Acquisition Cost is net of the outstanding mortgage loan balance at the time of acquisition. The Partnership's share of the November 30, 1997 appraised value is net of the demand promissory note. The Acquisition Cost of $4,611,600 for Two Financial Centre is comprised of the acquisition fee paid to the General Partners and an amount required to fund the completion of tenant improvements and other capital items.

(3) The Acquisition Cost of $8,367,320 for Maitland Center Office Building C is comprised of the acquisition fee paid to the General Partners and an amount required to fund the completion of tenant improvements and other capital items.

(4) These properties are currently carried on the Partnership's balance sheet as "Real estate assets held for disposition" and therefore leasing commissions and the amortization of leasing commissions are not considered in the calculation of Net Asset Value. Additionally, on November 10, 1997, Swenson Business Park Building C was sold and the proceeds have been reflected in cash and cash equivalents.

(5) The Net Asset Value assumes a hypothetical sale on November 30, 1997 of all the remaining Partnership properties at their appraised values and the distribution of the proceeds of such sale, together with the Partnership's cash and the proceeds from temporary investments, to the partners. With respect to Two Financial Centre, real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been included in the determination. Since the Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its properties and other assets, cash for distribution to the partners would be less than the appraised Net Asset Value.

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


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1997

                                           Two         Maitland
Consolidated Ventures:        Financial Centre       Building C         Total

Location                       Little Rock, AR      Orlando, FL           na

Construction date                         1981             1984           na
Acquisition date                      03-29-84         09-18-84           na
Life on which depreciation in
  latest income statements
  is computed                               (1)              (1)           na
Encumbrances                      $  7,993,146                -  $  7,993,146
Initial cost to Partnership (2):
   Land                              1,560,092        1,395,606     2,955,698
   Buildings and improvements        9,583,430        6,526,619    16,110,049
Costs capitalized
  subsequent to acquisition:
      Land, buildings
       and improvements              1,156,307        1,280,210     2,436,517
      Deferred Rent                     45,635           50,555        96,190
      Leasing Commissions              129,950           65,899       195,849

Gross amount at which
carried at close of period:
      Land                        $  1,560,092     $  1,395,606  $  2,955,698
      Buildings and improvements    10,759,709        7,819,148    18,578,857
      Deferred Rent                     45,635           50,555        96,190
      Leasing Commissions              129,950           65,899       195,849
                                  $ 12,495,386     $  9,331,208  $ 21,826,594(4)

Accumulated depreciation (3)      $  5,715,288     $  3,801,022  $  9,516,310(4)

(1)  Buildings and improvements - 25 years; personal property - 10 years.
(2) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(3) The amount of accumulated depreciation for Federal income tax purposes is $15,361,467.
(4) The sum of these numbers, $12,310,284, represents the amount of "Assets held for disposition".

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1997, 1996, and 1995 follows:

                                        1997            1996            1995
Real estate investments:
Beginning of year                $29,824,136     $29,890,761     $29,629,684
Additions                             32,291         260,828         349,375
Deferred Rent                         96,190               -               -
Leasing Commissions                  195,849               -               -
Dispositions (1)                  (8,321,872)       (327,453)        (88,298)
End of year                      $21,826,594     $29,824,136     $29,890,761

Accumulated depreciation:
Beginning of year                $11,944,782     $11,038,346     $ 9,905,013
Depreciation expense                 442,075       1,233,889       1,221,631
Dispositions (1)                  (2,870,547)       (327,453)        (88,298)
End of year                      $ 9,516,310     $11,944,782     $11,038,346

(1) Dispositions include assets associated with the sale of Swenson Business Park - Building C.


                 Consent of Independent Auditors

       We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial
       Properties 2, L.P. of our report dated January 23,
       1998, included in the 1997 Annual Report to Shareholders of Commercial Properties 2, L.P. and
       Consolidated Ventures.

       Our audit also included the financial statement schedule of Commercial Properties 2, L.P. and
       Consolidated Ventures listed in Item 14(a).  This
       schedule is the responsibility of the
       Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        ERNST & YOUNG LLP
       Boston, Massachusetts
       January 23, 1998