Form 10-K, Exhibit 13
period 1998-11-30
HUTTON GSH COMMERCIAL PROPERTIES 2
filed 1999-03-08
CIK 706003

EXHIBIT 13

                               1998 Annual Report

--------------------------------------------------------------------------------
                          COMMERCIAL PROPERTIES 2, L.P.
--------------------------------------------------------------------------------


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


                                    Contents

                1   Message to Investors

                2   Consolidated Financial Statements

                5   Notes to the Consolidated Financial Statements

               10   Report of Independent Auditors

               11   Net Asset Valuation

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

We are pleased to present the 1998 Annual Report for Commercial Properties 2, L.P. (the "Partnership"). Included in this report is an update on the status of the Partnership's remaining property, Two Financial Centre. Also included are the Partnership's audited consolidated financial statements for the year ended November 30, 1998.

Marketing Update
Our primary objective during 1999 is to complete a sale of Two Financial Centre. As discussed in prior correspondence, we have engaged a real estate brokerage firm and are in the process of actively marketing the property. While we currently anticipate that the property will be sold and the Partnership liquidated this year, there can be no assurance that a sale will be completed within this time frame, or that a sale will result in a particular price. Once the property is sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and dissolve the Partnership.

Property Update
The Little Rock office market remained stable during the past year, with an overall 1998 average occupancy rate of 87%. Two Financial Centre is located within the West Little Rock submarket, a prestigious submarket with more than
4.4 million square feet. It is also one of the area's strongest submarkets, with a 1998 average occupancy rate of approximately 90% despite the addition of three new buildings representing about 75,000 square feet, in 1998.

During the year, the General Partners executed nine new leases totaling 47,834 square feet and five lease renewals totaling 37,444 square feet. However, five tenants representing 38,092 square feet vacated the property upon the expiration of their respective leases, or upon the early termination of their leases with the Partnership's approval. As a result the property was 84% leased as of November 30, 1998, as compared to 76% as of November 30, 1997. Since two additional leases totaling 15,651 square feet were signed subsequent to year-end 1998, the property is currently 96% leased.

During 1999, four leases totaling 16,099 square feet, or approximately 13% of the property's leasable area, are scheduled to expire.

Cash Distributions
The Partnership paid a special cash distribution to Limited Partners on February 18, 1998 totaling $195.39 per Unit. This distribution included your share of the net proceeds received from the sales of Swenson Business Park - Building C in November 1997 and Maitland Center Office Building C in December 1997. To date, Limited Partners have received cash distributions totaling $488.65 per original $500 Unit. This total includes distributions of cash flow from operations in the amount of $114.87 per Unit and return of capital payments in the amount of $373.78 per Unit. Limited Partners will receive one or more additional distributions when the Two Financial Centre property is ultimately sold.

General Information
We will keep you updated with respect to our marketing efforts at Two Financial Centre in future reports. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.

Very truly yours,

Real Estate Services VII, Inc.        Hogan Stanton Investment, Inc.
General Partner                       General Partner of HS Advisors III, Ltd.



/s/Michael T. Marron                  /s/Mark P. Mikuta
Michael T. Marron                     Mark P. Mikuta
President                             President
March 8, 1999

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                               At November 30,   At November 30,
                                                         1998              1997
-------------------------------------------------------------------------------
Assets
Real estate assets held for disposition            $7,222,460       $12,310,284
Cash and cash equivalents                           1,446,089        11,803,602
Restricted cash                                        21,386            65,600
Rent and other receivables, net of
  allowance for doubtful accounts of
  $-0- in 1998 and $48,670 in 1997                    291,360           180,295
Prepaid expenses, net of accumulated amortization
  of $-0- in 1998 and $1,230,450 in 1997               10,997            16,811
-------------------------------------------------------------------------------
     Total Assets                                  $8,992,292       $24,376,592
===============================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses            $  258,394       $   323,179
  Due to affiliates                                    67,910           105,612
  Distribution payable                                     --        10,780,847
  Security deposits payable                            18,528            59,514
                                                   ----------------------------
     Total Liabilities                                344,832        11,269,152
                                                   ----------------------------
Partners' Capital (Deficit):
  General Partners                                   (148,959)         (191,982)
  Limited Partners (100,000 units outstanding)      8,796,419        13,299,422
                                                   ----------------------------
     Total Partners' Capital                        8,647,460        13,107,440
-------------------------------------------------------------------------------
     Total Liabilities and Partners' Capital       $8,992,292       $24,376,592
===============================================================================

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL (DEFICIT)
For the years ended November 30, 1998, 1997, and 1996
                                         General         Limited
                                        Partners        Partners          Total
-------------------------------------------------------------------------------
Balance at November 30, 1995           $(213,356)   $ 21,534,873   $ 21,321,517
Net income                                 7,399         732,511        739,910
Distributions                            (27,273)     (2,700,000)    (2,727,273)
-------------------------------------------------------------------------------
Balance at November 30, 1996            (233,230)     19,567,384     19,334,154
Net income                                58,420       5,783,592      5,842,012
Distributions                            (17,172)    (12,051,554)   (12,068,726)
-------------------------------------------------------------------------------
Balance at November 30, 1997            (191,982)     13,299,422     13,107,440
Net income                                43,023       4,259,315      4,302,338
Distributions                                 --      (8,762,318)    (8,762,318)
-------------------------------------------------------------------------------
Balance at November 30, 1998           $(148,959)   $  8,796,419   $  8,647,460
===============================================================================


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended November 30,
                                                      1998          1997          1996
--------------------------------------------------------------------------------------
Income
Rental                                          $1,809,825    $3,471,538    $3,660,110
Interest                                           275,122       116,728       116,034
Other                                              157,039        42,206         4,808
                                                --------------------------------------
      Total Income                               2,241,985     3,630,472     3,780,952
--------------------------------------------------------------------------------------
Expenses
Property operating                                 863,874     1,642,425     1,447,759
Depreciation and amortization                           --       490,359     1,369,375
General and administrative - other                 274,713       255,872       185,513
General and administrative - affiliates             33,192       156,766        38,395
                                                --------------------------------------
      Total Expenses                             1,171,779     2,545,422     3,041,042
--------------------------------------------------------------------------------------
Operating income                                 1,070,206     1,085,050       739,910
Gain on sale of real estate assets               3,232,132     4,756,962            --
--------------------------------------------------------------------------------------
      Net Income                                $4,302,338    $5,842,012    $  739,910
======================================================================================
Net Income Allocated:
To the General Partners                         $   43,023    $   58,420    $    7,399
To the Limited Partners                          4,259,315     5,783,592       732,511
--------------------------------------------------------------------------------------
                                                $4,302,338    $5,842,012    $  739,910
======================================================================================
Per limited partnership unit
(100,000 outstanding)                               $42.59        $57.84         $7.33
--------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

-------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended November 30,
                                                         1998           1997           1996
-------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                       $  4,302,338    $ 5,842,012     $  739,910
Adjustments to reconcile net income to net
cash provided by operating activities:
  Depreciation                                             --        442,075      1,233,889
  Amortization                                             --         48,284        135,486
  Gain on sale of real estate assets               (3,232,132)    (4,756,962)            --
  Increase (decrease) in cash arising from
  changes in operating assets and liabilities:
    Restricted cash                                    44,214         91,395          8,124
    Rent and other receivables                       (111,065)       (45,371)        12,039
    Prepaid expenses                                    5,814        (47,075)       (51,753)
    Deferred rent receivable                               --          4,597         33,336
    Accounts payable and accrued expenses             (64,785)       (82,096)       148,814
    Due to affiliates                                 (37,702)        62,766          4,571
    Security deposits payable                         (40,986)       (97,612)         1,282
                                                 ------------------------------------------
Net cash provided by operating activities             865,696      1,462,013      2,265,698
-------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from sale of real estate                   8,762,317     10,351,554             --
Additions to real estate                             (442,361)       (32,291)      (260,828)
                                                 ------------------------------------------
Net cash provided by (used for)
  investing activities                              8,319,956     10,319,263       (260,828)
-------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Cash distributions                                (19,543,165)    (1,717,172)    (2,727,273)
                                                 ------------------------------------------
Net cash used for financing activities            (19,543,165)    (1,717,172)    (2,727,273)
-------------------------------------------------------------------------------------------
Net increase (decrease) in
  cash and cash equivalents                       (10,357,513)    10,064,104       (722,403)
Cash and cash equivalents, beginning of year       11,803,602      1,739,498      2,461,901
                                                 ------------------------------------------
Cash and cash equivalents, end of year           $  1,446,089    $11,803,602    $ 1,739,498
===========================================================================================
Supplemental Schedule of Non-Cash
Investing Activities:
Write-off of fully depreciated
  building improvements                          $         --    $    10,666    $   327,453
-------------------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Operating Activities:
In connection with the General Partners' intent to sell the properties, real estate held for investment, deferred rent receivable and prepaid leasing commissions in the amounts of
$17,469,570, $130,692 and $294,814, respectively, were reclassified to "Real estate assets held for disposition" in 1997. In connection with the sale of Maitland Center Office
Building C, deferred rent receivable, and prepaid leasing commissions in the amounts of
$50,555 and $65,899 were netted against Gain on sale of real estate assets. In connection with the sale of Swenson Business Park - Building C, restricted cash, deferred rent receivable, and prepaid leasing commissions in the amounts of $9,800, $34,502, and $98,965, respectively, were netted against Gain on sale of real estate assets.
-------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 1998, 1997 and 1996

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

On August 1, 1993, GSH transferred all of its leasing, management and sales operations to Goodman Segar Hogan Hoffler, L.P., a Virginia limited partnership ("GSHH"). On that date, the leasing, management and sales operations of a portfolio of properties owned by the principals of Armada/Hoffler ("HK") were also obtained by GSHH. The general partner of GSHH is Goodman Segar Hogan Hoffler, Inc., a Virginia corporation ("GSHH Inc."), which has a 1% interest in GSHH. The stockholders of GSHH Inc. are GSH with a 62% stock interest and H.K. Associates, L.P., an affiliate of HK, with a 38% percent stock interest. The remaining 99% interests in GSHH are limited partnership interests owned 50% by GSH and 49% by HK. On September 28, 1998 GSH sold its general partner and limited partner interests in GSHH to The St. Joe Company, an unaffiliated company. The transactions did not affect the ownership of the General Partners.

On November 10, 1997, the Partnership closed on the sale of The Swenson Property
- Building C (the "Swenson Property"). The Swenson Property was sold for net proceeds of $10,351,554 to WW&LJ Gateways, LTD. (the "Swenson Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Swenson Buyer. The transaction resulted in a gain on sale of $4,756,962, which is reflected in the Partnership's statement of operations for the period ended November 30, 1997.

On December 19, 1997, the Partnership closed on the sale of Maitland Center Office Building C (the "Maitland Property"). The Maitland Property, classified as "real estate assets held for disposition" at November 30, 1997, in the amount of approximately $5.5 million, was sold for net proceeds of $8,762,317 to CMD Realty Investment Fund III, L.P., an Illinois limited partnership (the "Maitland Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Maitland Buyer. The transaction resulted in a gain on sale of approximately $3.2 million, which is reflected in the Partnership's statement of operations for the period ended November 30, 1998.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

2.  Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of the Partnership and its ventures, Two Financial Centre Joint Venture and Swenson Building C Joint Venture, and Maitland Building C, which was a wholly-owned property. Intercompany accounts and transactions between the Partnership and the ventures have been eliminated in consolidation.

Real Estate Assets Held for Disposition Real estate assets held for disposition are carried at the lower of carrying value or fair market value less costs to sell. During the second quarter of 1997, Swenson Business Park - Building C and Maitland Center Office Building C, and during the third quarter of 1997, Two Financial Centre real estate assets were reclassified as held for disposition and were no longer depreciated.

Leases Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases. Leasing commissions were reclassified as real estate assets held for disposition and were no longer amortized.

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

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

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

For the year ended November 30, 1998, the Partnership paid cash distributions totaling $8,762,317, or $87.62 per Limited Partnership Unit, representing net proceeds from the sale of the Maitland Property. For the year ended November 30, 1997, the Partnership paid cash distributions totaling $1,275,000 and $12,879 to the Limited and General Partners, respectively, representing $12.75 per Limited Partnership Unit. An additional $10,780,847 was accrued in 1997 for a distribution, which was paid in February 1998, and comprised of $429,293 representing cash flow from operations for the three months ended November 30, 1997, and $10,351,554 representing net proceeds from the sale of Swenson Business Park - Building C. For the year ended November 30, 1996, the Partnership paid cash distributions totaling $2,700,000 and $27,273 to the Limited and General Partners, respectively, representing $27 per Limited Partnership Unit. Quarterly cash distributions from operations were suspended beginning with the 1998 first quarter distribution, which would have been paid on or about April 15, 1998. Once the Partnership's remaining Property is sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and dissolve the Partnership.

Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General Partners. Income before depreciation for any fiscal year and all gains from sales will be allocated in substantially the same manner as net cash from operations.

4.  Transactions with Related Parties
The following is a summary of amounts paid or accrued to the General Partners for the reimbursement of administrative salaries and expenses that have been included in general and administrative expenses for the years ended November 30, 1998, 1997 and 1996.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

                                                Unpaid at,                         Paid
                                              November 30,   -----------------------------------------
                                                     1998           1998           1997           1996
------------------------------------------------------------------------------------------------------
Real Estate Services VII, Inc.
and affiliates:
  Out-of-pocket expenses                      $    56,846    $    45,909    $    60,933    $     5,615
HS Advisors III, Ltd.:
  Administrative salaries
  and expenses                                     11,064         22,128         43,783         40,148
------------------------------------------------------------------------------------------------------
                                              $    67,910    $    68,037    $   104,716    $    45,763
                                              ========================================================

Effective as of January 1, 1997, the Partnership began reimbursing certain expenses incurred by Real Estate Services VII, Inc. and its affiliates in servicing the Partnership to the extent permitted by the Partnership agreement. In prior years, affiliates of Real Estate Services VII, Inc. had voluntarily absorbed these expenses.

5.  Real Estate Investments
Since inception, the Partnership has acquired four commercial office buildings and a research and development facility through investments in joint ventures or limited partnerships with unaffiliated co-venturers, of which one remained as of November 30, 1998:

                          Square                            Date        Purchase
Property Name               Feet           Location     Acquired           Price
--------------------------------------------------------------------------------
Two Financial Centre     113,983    Little Rock, AR      3/29/84     $10,700,000

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

For the year ended November 30, 1998, Two Financial Centre had income from operations totaling approximately $107,124 and Maitland Center Office Building C had a loss from operations totaling approximately $85,067.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

6.  Loan to Two Financial Centre Joint Venture
The Two Financial Centre Joint Venture ("TFC") has provided a demand promissory note to the Partnership with a principal balance of $7,383,033 which bears interest at 12% per annum, resulting in annual interest of $885,960. Monthly payments of interest only are due in arrears in the amount of $73,830. On September 17, 1993, TFC issued to the Partnership a new demand promissory note in the amount of $610,113 representing the unpaid accrued interest as of September 17, 1993 on the original principal balance of $7,383,033. The note bears interest at 8% per annum, resulting in annual interest of $48,809. Monthly interest of $4,067 is payable in arrears commencing October 17, 1993. As of November 30, 1998, accrued interest of $940,167 remains unpaid. Interest of $706,816, $612,143, and $1,055,674 has been paid by TFC to the Partnership during the fiscal years ended November 30, 1998, 1997, and 1996, respectively. All interest and principal activity and balances relating to the demand promissory notes are eliminated in consolidation for financial statement presentation purposes. Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

7.  Rental Income Under Operating Leases
Future minimum rental income to be received on non cancelable operating leases as of November 30, 1998 is as follows:

                  -----------------------------------------------
                  1999                                 $1,696,876
                  2000                                    896,108
                  2001                                    629,492
                  2002                                    578,642
                  2003                                    321,151
                  Thereafter                               10,810
                  -----------------------------------------------
                                                       $4,133,080
                                                       ==========

Lease terms range from one to ten years. The leases allow for increases in certain property operating expenses to be passed on to tenants.

Leases with two tenants at Two Financial Centre generated rental revenue in excess of 10% of the Partnership's consolidated rental revenues for the year ended November 30, 1998. One of the leases is with the Federal Bureau of Investigation ("FBI"), which occupies approximately 28% of the property's leasable space. This lease, which was scheduled to expire on July 14, 1998, was renewed and now expires on January 31, 2000. The second tenant, Blue Cross/Blue Shield ("BC/BS"), occupied approximately 33% of the property's leasable space. In October 1998, BC/BS terminated its lease and the General Partner subsequently re-leased the space. The rental income derived from the FBI and BC/BS leases totaled $563,558 and $396,061, respectively, for 1998, $492,264 and $464,820, respectively, for 1997, and $460,611 and $471,476, respectively, for 1996. Rental income from both leases collectively represented 52% of the Partnership's 1998 consolidated rental income, 28% of 1997 consolidated rental income and 25% of 1996 consolidated rental income.

On November 26, 1997, Northern Telecom ("Nortel") entered into an agreement with the Partnership to buyout its lease at Two Financial Centre for the amount of $147,620. Nortel occupied approximately 5% of the property's leasable space at November 30, 1997.

8.  Reconciliation of Net Income to Taxable Loss
Taxable income reported to the partners for the year ended November 30, 1998 exceeded net income reported in the financial statements by $408,140. The net income reported in the financial statements for the years ended November 30, 1997 and 1996 exceeded the taxable income reported to the partners by $520,674 and $4,182, respectively.

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

10

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------



The Partners
Commercial Properties 2, L.P.
and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Commercial Properties 2, L.P. and Consolidated Ventures as of November 30, 1998 and 1997, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended November 30, 1998. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Properties 2, L.P. and Consolidated Ventures at November 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                           /s/ERNST & YOUNG LLP

New York, New York
February 5, 1999

11

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------

Comparison of Acquisition Costs to Estimated Value and
Determination of Net Asset Value Per $126.22 Unit at November 30, 1998
(Unaudited)

                                                                  Acquisition Cost
                                                                   (Purchase Price     Partnership's
                                                                      Plus General          Share of
                                                                          Partners'      November 30,
                                                                       Acquisition    1998 Estimated
Property                                   Date of Acquisition                Fees)         Value (1)
----------------------------------------------------------------------------------------------------
Two Financial Centre (2)(3)                           03-29-84         $ 4,611,600       $   206,854

Cash and cash equivalents                                                                  1,446,089
Rent and other receivables                                                                   291,360
Demand promissory note receivable                                                          7,993,146
Prepaid expenses                                                                              10,997
                                                                                         -----------
                                                                                           9,948,446
Less:
  Accounts payable and accrued expenses                                                     (258,394)
  Due to affiliates                                                                          (67,910)
                                                                                         -----------
Partnership Net Asset Value (4)                                                          $ 9,622,142
                                                                                         ===========

Net Asset Value Allocated:
  Limited Partners                                                                       $ 9,525,921
  General Partners                                                                            96,221
                                                                                         -----------
                                                                                         $ 9,622,142
                                                                                         ===========
Net Asset Value Per Unit
  (100,000 units outstanding)                                                            $     95.25
----------------------------------------------------------------------------------------------------


(1) This represents the Partnership's share of the November 30, 1998 estimated value of Two
    Financial Centre which was determined by the General Partners, with the assistance of the broker engaged to market the property. The Partnership's share of the November 30, 1998 estimated value takes into account the allocation provision of the joint venture agreement governing the distribution of sales proceeds for the property.

(2) Acquisition Cost is net of the outstanding mortgage loan balance at the time of acquisition and is comprised of the acquisition fee paid to the General Partners and the amount required to fund the completion of tenant improvements and other capital items. The Partnership's share of the November 30, 1998 estimated value is net of the demand promissory note.

(3) The property is currently carried on the Partnership's balance sheet as "Real estate assets held for disposition" and therefore leasing commissions and the amortization of leasing commissions are not considered in the calculation of Net Asset Value.

(4) The Net Asset Value assumes a hypothetical sale on November 30, 1998 of the Partnership's property at its estimated value and the distribution of the proceeds of such sale, together with the Partnership's cash and the proceeds from temporary investments, to the partners.
    The real estate brokerage commissions payable to the General Partners or others are not determinable at this time and have not been included in the determination.  Since the
    Partnership would incur real estate brokerage commissions and other selling expenses in connection with the sale of its property and other assets, cash for distribution to the partners would be less than the Net Asset Value.

Limited partners should note that the Property's value is estimated and the actual value realizable upon sale may be significantly different. The estimated value does not reflect the actual costs which would be incurred in selling the property. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Partnership's property and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of limited partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to, Net Asset Value per Unit in determining the fair market value of the investment in the Partnership for such purposes.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

Schedule III - Real Estate and Accumulated Depreciation
November 30, 1998

                                                                             Two
Consolidated Ventures:                                          Financial Centre
--------------------------------------------------------------------------------
Location                                                         Little Rock, AR

Construction date                                                           1981
Acquisition date                                                        03-29-84
Life on which depreciation in latest
income statements is computed                                                (1)
Encumbrances                                                         $ 7,993,146
Initial cost to Partnership (2):
  Land                                                                 1,560,092
  Buildings and improvements                                           9,583,430
Costs capitalized subsequent to acquisition:
  Land, buildings and improvements                                     1,419,154
  Deferred Rent                                                           45,635
  Leasing Commissions                                                    329,437

Gross amount at which carried at close of period:
  Land                                                                 1,560,092
  Buildings and improvements                                          11,002,584
  Deferred Rent                                                           45,635
  Leasing Commissions                                                    329,437
--------------------------------------------------------------------------------
                                                                     $12,937,748 (4)
                                                                     ===============

Accumulated depreciation (3)                                         $ 5,715,288 (4)
------------------------------------------------------------------------------------

(1) Buildings and improvements - 25 years; personal property - 10 years.
(2) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(3) The amount of accumulated depreciation for Federal income tax purposes is $9,897,200.
(4) The net of these numbers, $7,222,460, represents the amount of "Real estate assets held for disposition."

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1998, 1997, and 1996 follows:

                                                    1998           1997           1996
--------------------------------------------------------------------------------------
Real estate investments:
Beginning of year                            $21,826,594    $29,824,136    $29,890,761
Additions                                        242,875         32,291        260,828
Deferred Rent                                         --         96,190             --
Leasing Commissions                              199,487        195,849             --
Dispositions (1)                              (9,331,208)    (8,321,872)      (327,453)
--------------------------------------------------------------------------------------
End of year                                  $12,937,748    $21,826,594    $29,824,136
                                             =========================================

Accumulated depreciation:
Beginning of year                            $ 9,516,310    $11,944,782    $11,038,346
Depreciation expense                                  --        442,075      1,233,889
Dispositions (1)                              (3,801,022)    (2,870,547)      (327,453)
--------------------------------------------------------------------------------------
End of year                                  $ 5,715,288    $ 9,516,310    $11,944,782
                                             =========================================

(1) Dispositions include assets associated with the sale of Maitland Center Office Building C in 1998 and the sale of Swenson Business Park - Building C in 1997.

                         Consent of Independent Auditors

        We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial Properties 2, L.P. of our report dated February 5, 1999, included in the 1998 Annual Report to Shareholders of Commercial Properties 2, L.P. and Consolidated Ventures.

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


                                                    /s/ERNST & YOUNG LLP

        New York, New York
        February 5, 1999