Form 10-K, Exhibit 13
period 1999-11-30
HUTTON GSH COMMERCIAL PROPERTIES 2
filed 2000-02-29
CIK 706003

EXHIBIT 13

                               1999 Annual Report

--------------------------------------------------------------------------------
                          COMMERCIAL PROPERTIES 2, L.P.
--------------------------------------------------------------------------------


   Commercial Properties 2, L.P. is a limited partnership formed in 1983 to acquire, operate and hold for investment commercial real estate. The Partnership's investment currently consists of one commercial office building situated in the Financial Centre Complex in West Little Rock,
   AR. Two Financial Centre is a 113,983 square foot, four-story brick office building located near two interstate highways, I-630 and I-430, affording easy access to downtown Little Rock and the Little Rock Regional Airport.






                                    Contents

                1  Message to Investors

                2  Consolidated Financial Statements

                5  Notes to the Consolidated Financial Statements

               11  Report of Independent Auditors

               12  Net Asset Valuation

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

We are pleased to present the 1999 Annual Report for Commercial Properties 2, L.P. (the "Partnership"). This report includes an update on our efforts to sell the Partnership's remaining property, Two Financial Centre, and the Partnership's audited financial statements for the year ended November 30, 1999.

Marketing Update
As discussed in prior reports, we previously engaged a broker to market Two Financial Centre for sale and solicit bids from prospective buyers. We are pleased to announce that a purchase offer was recently accepted, and we are currently negotiating a sales contract. While we anticipate that the property will be sold during the second quarter of this year, there can be no assurance that a sale will be completed within this time frame. Once the property is sold, we will distribute the net proceeds, together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and terminate the Partnership.

Property Update
The Little Rock office market has softened slightly due to the completion of several new office buildings since 1995, as well as a decrease in demand due to corporate downsizing and mergers. Two Financial Centre is located within the suburban Little Rock office sector. This sector has the highest average lease rate of any submarket in Little Rock with an average occupancy rate of 85.4% as of January 1999, compared to an overall occupancy rate of 85.7% for Little Rock.

During the year, we executed six new leases at the property totaling 20,198 square feet and one lease renewal totaling 6,545 square feet. As a result, the property was 100% leased as of November 30, 1999, compared to 84% as of November 30, 1998.

During 2000, nine leases totaling 48,381 rentable square feet, or approximately 40% of the property's leasable area, were originally scheduled to expire. However, one expiring lease for 31,729 square feet has already been renewed. As a result, 16,652 square feet, or approximately 14% of the property's leasable area, is currently scheduled to expire this year.

General Information
We will keep you updated in future reports with respect to our efforts to sell Two Financial Centre. In the interim, questions regarding the Partnership should be directed to your Financial Consultant or Partnership Investor Services. All requests for a change of address or transfer should be submitted in writing to the Partnership's administrative agent at P.O. Box 7090, Troy, MI 48007-7090. Partnership Investor Services can be reached at (617) 342-4225, and the Partnership's administrative agent can be reached at (248) 637-7900.

Very truly yours,

Real Estate Services VII, Inc.          Hogan Stanton Investment, Inc.
General Partner                         General Partner of HS Advisors III, Ltd.




Michael T. Marron                       Mark P. Mikuta
President                               President

February 29, 2000

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
                                               At November 30,   At November 30,
                                                         1999              1998
-------------------------------------------------------------------------------
Assets
Real estate assets held for disposition           $ 7,436,684       $ 7,222,460
Cash and cash equivalents                           2,432,308         1,446,089
Restricted cash                                        23,111            21,386
Rent and other receivables                             68,568           291,360
Prepaid expenses                                           --            10,997
-------------------------------------------------------------------------------
      Total Assets                                $ 9,960,671       $ 8,992,292
===============================================================================
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Accounts payable and accrued expenses           $   173,004       $   258,394
  Due to affiliates                                    65,945            67,910
  Security deposits payable                            19,141            18,528
                                                  -----------------------------
      Total Liabilities                               258,090           344,832
                                                  -----------------------------
Partners' Capital (Deficit):
  General Partners                                   (138,408)         (148,959)
  Limited Partners (100,000 units outstanding)      9,840,989         8,796,419
                                                  -----------------------------
      Total Partners' Capital                       9,702,581         8,647,460
-------------------------------------------------------------------------------
      Total Liabilities and Partners' Capital     $ 9,960,671       $ 8,992,292
===============================================================================



-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
For the years ended November 30, 1999, 1998 and 1997

                                        General         Limited
                                       Partners        Partners           Total
-------------------------------------------------------------------------------
Balance at November 30, 1996         $ (233,230)   $ 19,567,384    $ 19,334,154
Net income                               58,420       5,783,592       5,842,012
Distributions                           (17,172)    (12,051,554)    (12,068,726)
-------------------------------------------------------------------------------
Balance at November 30, 1997           (191,982)     13,299,422      13,107,440
Net income                               43,023       4,259,315       4,302,338
Distributions                                --      (8,762,318)     (8,762,318)
-------------------------------------------------------------------------------
Balance at November 30, 1998           (148,959)      8,796,419       8,647,460
Net income                               10,551       1,044,570       1,055,121
-------------------------------------------------------------------------------
Balance at November 30, 1999         $ (138,408)   $  9,840,989    $  9,702,581
===============================================================================

See accompanying notes to the consolidated financial statements.              2

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended November 30,
                                                      1999          1998          1997
--------------------------------------------------------------------------------------
Income
Rental                                          $1,937,276    $1,809,825    $3,471,538
Interest                                            77,768       275,122       116,728
Other                                               37,443       157,038        42,206
                                                --------------------------------------
      Total Income                               2,052,487     2,241,985     3,630,472
--------------------------------------------------------------------------------------
Expenses
Property operating                                 674,381       863,874     1,642,425
Depreciation and amortization                           --            --       490,359
General and administrative - other                 262,408       274,713       255,872
General and administrative - affiliates             60,577        33,192       156,766
                                                --------------------------------------
      Total Expenses                               997,366     1,171,779     2,545,422
--------------------------------------------------------------------------------------
Operating income                                 1,055,121     1,070,206     1,085,050
Gain on sale of real estate assets                      --     3,232,132     4,756,962
--------------------------------------------------------------------------------------
      Net Income                                $1,055,121    $4,302,338    $5,842,012
======================================================================================
Net Income Allocated:
To the General Partners                         $   10,551    $   43,023    $   58,420
To the Limited Partners                          1,044,570     4,259,315     5,783,592
--------------------------------------------------------------------------------------
                                                $1,055,121    $4,302,338    $5,842,012
======================================================================================
Per limited partnership unit
(100,000 outstanding)                              $ 10.45       $ 42.59       $ 57.84
--------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.              3

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


---------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended November 30,
                                                               1999            1998            1997
---------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                             $  1,055,121    $  4,302,338    $  5,842,012
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                                   --              --         442,075
  Amortization                                                   --              --          48,284
  Gain on sale of real estate assets                             --      (3,232,132)     (4,756,962)
  (Decrease) increase in cash arising from
  changes in operating assets and liabilities:
    Restricted cash                                          (1,725)         44,214          91,395
    Rent and other receivables                              222,792        (111,065)        (45,371)
    Prepaid expenses                                         10,997           5,814         (47,075)
    Deferred rent receivable                                     --              --           4,597
    Accounts payable and accrued expenses                   (85,390)        (64,785)        (82,096)
    Due to affiliates                                        (1,965)        (37,702)         62,766
    Security deposits payable                                   613         (40,986)        (97,612)
                                                       --------------------------------------------
Net cash provided by operating activities                 1,200,443         865,696       1,462,013
---------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Proceeds from sale of real estate                                --       8,762,317      10,351,554
Additions to real estate                                   (214,224)       (442,361)        (32,291)
                                                       --------------------------------------------
Net cash (used for) provided by investing activities       (214,224)      8,319,956      10,319,263
---------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Cash distributions                                               --     (19,543,165)     (1,717,172)
                                                       --------------------------------------------
Net cash used for financing activities                           --     (19,543,165)     (1,717,172)
---------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents        986,219     (10,357,513)     10,064,104
Cash and cash equivalents, beginning of year              1,446,089      11,803,602       1,739,498
                                                       --------------------------------------------
Cash and cash equivalents, end of year                 $  2,432,308    $  1,446,089    $ 11,803,602
===================================================================================================
Supplemental Schedule of Non-Cash Investing
Activities:
Write-off of fully depreciated building improvements   $         --    $     10,666    $    327,453
---------------------------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Operating Activities:
In connection with the General Partners' intent to sell the properties, real estate held for investment, deferred rent receivable and prepaid leasing commissions in the amounts of $17,469,570,
$130,692 and $294,814, respectively, were reclassified to "Real estate assets held for disposition"
in 1997. In connection with the sale of Maitland Center Office Building C, deferred rent receivable, and prepaid leasing commissions in the amounts of $50,555 and $65,899 were netted against Gain on sale of real estate assets. In connection with the sale of Swenson Business Park - Building C, restricted cash, deferred rent receivable, and prepaid leasing commissions in the amounts of $9,800,
$34,502, and $98,965, respectively, were netted against Gain on sale of real estate assets.
---------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.              4

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 1999, 1998 and 1997

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

On December 19, 1997, the Partnership closed on the sale of Maitland Center Office Building C (the "Maitland Property"). The Maitland Property, classified as "real estate assets held for disposition" at November 30, 1997, in the amount of $5,350,185, was sold for net proceeds of $8,762,317 to CMD Realty Investment Fund III, L.P., an Illinois limited partnership (the "Maitland Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Maitland Buyer. The transaction resulted in a gain on sale of $3,232,132, which is reflected in the Partnership's statement of operations for the period ended November 30, 1998.

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

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


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

Leases Leases are accounted for as operating leases. Leasing commissions are amortized over the terms of the respective leases. Leasing commissions are reclassified as real estate assets held for disposition and are no longer amortized.

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

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


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

For the year ended November 30, 1998, the Partnership paid cash distributions totaling $8,762,317, or $87.62 per Limited Partnership Unit, representing net proceeds from the sale of the Maitland Property. For the year ended November 30, 1997, the Partnership paid cash distributions totaling $1,275,000 and $12,879 to the Limited and General Partners, respectively, representing $12.75 per Limited Partnership Unit. An additional $10,780,847 was accrued in 1997 for a distribution, which was paid in February 1998, and comprised of $429,293 representing cash flow from operations for the three months ended November 30, 1997, and $10,351,554 representing net proceeds from the sale of Swenson Business Park - Building C. Quarterly cash distributions from operations were suspended beginning with the 1998 first quarter distribution, which would have been paid on or about April 15, 1998. Once the Partnership's remaining property, Two Financial Centre, is sold, the General Partners will distribute the net proceeds together with the Partnership's remaining cash reserves (after payment of, or provision for, the Partnership's liabilities and expenses), and dissolve the Partnership.

Losses and all depreciation for any fiscal year shall be allocated 99% to the Limited Partners and 1% to the General Partners. Income before depreciation for any fiscal year and all gains from sales will be allocated in substantially the same manner as net cash from operations.

4.  Transactions with Related Parties
The following is a summary of amounts paid or accrued to the General Partners for the reimbursement of administrative salaries and expenses that have been included in general and administrative expenses - affiliate for the years ended November 30, 1999, 1998 and 1997.

                                Unpaid at,                     Paid
                              November 30,   -----------------------------------
                                     1999       1999           1998         1997
--------------------------------------------------------------------------------
Real Estate Services VII, Inc.
and affiliates:
  Out-of-pocket expenses        $  57,647    $  26,585    $  45,909    $  60,933
HS Advisors III, Ltd.:
  Administrative salaries
  and expenses                      8,298       35,958       22,128       43,783
--------------------------------------------------------------------------------
                                $  65,945    $  62,543    $  68,037    $ 104,716
                                ================================================

Effective as of January 1, 1997, the Partnership began reimbursing certain expenses incurred by Real Estate Services VII, Inc. and its affiliates in servicing the Partnership to the extent permitted by the Partnership agreement. In prior years, affiliates of Real Estate Services VII, Inc. had voluntarily absorbed these expenses.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


5.  Real Estate Investments
Since inception, the Partnership has acquired four commercial office buildings and a research and development facility through investments in joint ventures or limited partnerships with unaffiliated co-venturers, of which one remained as of November 30, 1999:

                         Square                            Date         Purchase
Property Name              Feet           Location     Acquired            Price
--------------------------------------------------------------------------------
Two Financial Centre    113,983    Little Rock, AR      3/29/84      $10,700,000


The joint venture agreement substantially provides that:

  (a) Net cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative return on its capital contribution, as adjusted, of 7%. Thereafter, any remaining cash from operations will be shared in a ratio relating to the various ownership interests of the Partnership.

  (b) Net proceeds from a sale or refinancing will be distributed 98% to the Partnership and 2% to the joint venture partner.

  (c)  Taxable losses will generally be allocated 100% to the Partnership.

For financial statement purposes, net income and net losses are allocated in the same manner as taxable income and taxable losses.

For the year ended November 30, 1999, Two Financial Centre had income from operations totaling approximately $350,825.

6.  Loan to Two Financial Centre Joint Venture
The Two Financial Centre Joint Venture ("TFC") has provided a demand promissory note to the Partnership with a principal balance of $7,383,033 which bears interest at 12% per annum, resulting in annual interest of $885,960. Monthly payments of interest only are due in arrears in the amount of $73,830. On September 17, 1993, TFC issued to the Partnership a new demand promissory note in the amount of $610,113 representing the unpaid accrued interest as of September 17, 1993 on the original principal balance of $7,383,033. The note bears interest at 8% per annum, resulting in annual interest of $48,809. Monthly interest of $4,067 is payable in arrears commencing October 17, 1993. As of November 30, 1999, accrued interest of $1,049,940 remains unpaid. Interest of $825,000, $706,816 and $612,143 has been paid by TFC to the Partnership during the fiscal years ended November 30, 1999, 1998 and 1997, respectively. All interest and principal activity and balances relating to the demand promissory notes are eliminated in consolidation for financial statement presentation purposes. Based on borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

7.  Rental Income Under Operating Leases
Future minimum rental income to be received on non cancelable operating leases as of November 30, 1999 is as follows:

                       ----------------------------------
                       2000                    $1,869,000
                       2001                     1,367,000
                       2002                       893,000
                       2003                       449,000
                       2004                        16,000
                       ----------------------------------
                                               $4,594,000
                                               ==========

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


Lease terms range from one to ten years. The leases allow for increases in certain property operating expenses to be passed on to tenants. For the years ended November 30, 1999, 1998 and 1997 these amounts were $19,647, $22,469 and $126,677, respectively.

Leases with two tenants at Two Financial Centre generated rental revenue in excess of 10% of the Partnership's consolidated rental revenues for the year ended November 30, 1999. One of the leases is with the Federal Bureau of Investigation ("FBI"), which occupies approximately 28% of the property's leasable space. This lease, which was scheduled to expire on January 31, 2000, has been renewed and now expires on March 31, 2001. The second tenant, Blue Cross/Blue Shield ("BC/BS"), occupied approximately 33% of the property's leasable space. In October 1998, BC/BS terminated its lease and the General Partner subsequently re-leased a portion of this space to Commercial Union Insurance ("CUI"). During 1999, the rental income derived from the FBI and CUI leases totaled $563,558 and $259,452, respectively. The rental income derived from the FBI and BC/BS leases previous to 1999 totaled $563,558 and $396,061, respectively, for 1998 and $492,264 and $464,820, respectively, for 1997. Rental income from these leases collectively represented approximately 43% of the Partnership's 1999 consolidated rental income, 52% of 1998 consolidated rental income and 28% of 1997 consolidated rental income.

On November 26, 1997, Northern Telecom ("Nortel") entered into an agreement with the Partnership to buyout its lease at Two Financial Centre for the amount of $147,620. Nortel occupied approximately 5% of the property's leasable space at November 30, 1997.

8. Reconciliation of Net Income to Taxable Income
The net income reported in the financial statements for the year ended November 30, 1999 exceeded the taxable income reported to the partners by $295,175. Taxable income reported to the partners for the year ended November 30, 1998 exceeded net income reported in the financial statements by $408,140. The income reported in the financial statements for the year ended November 30, 1997 exceeded taxable income reported to the partners by $520,674.

These differences are primarily due to the use of different methods of recording depreciation expense and rental income. The Partnership uses accelerated methods of depreciating real estate for tax purposes and the straight-line method for financial statement purposes was used prior to the real estate being classified as held for sale. Rental income is recorded when received or receivable for tax purposes and rental income was recorded on a straight-line basis for financial statement purposes prior to the real estate being classified as held for sale.

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------



The Partners
Commercial Properties 2, L.P.
and Consolidated Ventures

We have audited the accompanying consolidated balance sheets of Commercial Properties 2, L.P. and Consolidated Ventures as of November 30, 1999 and 1998, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended November 30, 1999. Our audits also included the financial statement schedule listed in the Index at Item 14(a)(2). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commercial Properties 2, L.P. and Consolidated Ventures at November 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                                            /s/ERNST & YOUNG LLP

New York, New York
January 27, 2000

--------------------------------------------------------------------------------
                               NET ASSET VALUATION
--------------------------------------------------------------------------------

Comparison of Acquisition Costs to Estimated Value and
Determination of Net Asset Value Per $126.22 Unit at November 30, 1999
(Unaudited)

                                          Acquisition Cost
                                           (Purchase Price         Partnership's
                                              Plus General              Share of
                                                  Partners'          November 30,
                                 Date of       Acquisition        1999 Estimated
Property                     Acquisition              Fees)              Value(1)
--------------------------------------------------------------------------------
Two Financial Centre(2)(3)      03-29-84        $4,611,600           $ 1,329,354

Cash and cash equivalents                                             2,432,308
Rent and other receivables                                               68,568
Demand promissory note receivable                                     7,993,146
                                                                    -----------
                                                                     11,823,376
Less:
  Accounts payable and accrued expenses                                (173,004)
  Due to affiliates                                                     (65,945)
                                                                    -----------
Partnership Net Asset Value(4)                                      $11,584,427
                                                                    ===========

Net Asset Value Allocated:
  Limited Partners                                                  $   115,844
  General Partners                                                   11,468,583
                                                                    -----------
                                                                    $11,584,427
                                                                    ===========
Net Asset Value Per Unit
  (100,000 units outstanding)                                          $ 114.69
-------------------------------------------------------------------------------

(1) This represents the Partnership's share of the November 30, 1999 estimated value of Two Financial Centre which was determined by the General Partners, with the assistance of the broker engaged to market the property. The Partnership's share of the November 30, 1999 estimated value takes into account the allocation provision of the joint venture agreement governing the distribution of sales proceeds for the property.

(2) Acquisition Cost is net of the outstanding mortgage loan balance at the time of acquisition and is comprised of the acquisition fee paid to the General Partners and the amount required to fund the completion of tenant improvements and other capital items. The Partnership's share of the November 30, 1999 estimated value is net of the demand promissory note.

(3) The property is currently carried on the Partnership's balance sheet as "Real estate assets held for disposition" and therefore leasing commissions and the amortization of leasing commissions are not considered in the calculation of Net Asset Value.

(4) The Net Asset Value assumes a hypothetical sale on November 30, 1999 of the Partnership's property at its estimated value and the distribution of the proceeds of such sale, together with the Partnership's cash and the proceeds from temporary investments, to the partners. However, the Net Asset Value does not reflect the expenses to be incurred with the wind-down and termination of the Partnership. Therefore, the cash available for distribution to the limited partners may be less than the Net Asset Value.

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

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


Schedule III - Real Estate and Accumulated Depreciation
November 30, 1999

                                                                         Two
Consolidated Ventures:                                      Financial Centre
----------------------------------------------------------------------------

Location                                                     Little Rock, AR

Construction date                                                       1981
Acquisition date                                                    03-29-84
Life on which depreciation in latest
  income statements is computed                                          (1)
Encumbrances                                                     $ 7,993,146
Initial cost to Partnership (2):
  Land                                                             1,560,092
  Buildings and improvements                                       9,583,430
Costs capitalized subsequent to acquisition:
  Land, buildings and improvements                                 1,549,757
  Deferred Rent                                                       45,635
  Leasing Commissions                                                413,058

Gross amount at which carried at close of period:
  Land                                                             1,560,092
  Buildings and improvements                                      11,133,187
  Deferred Rent                                                       45,635
  Leasing Commissions                                                413,058
----------------------------------------------------------------------------
                                                                 $13,151,972 (4)
                                                                 ==============

Accumulated depreciation (3)                                     $ 5,715,288 (4)
-------------------------------------------------------------------------------

(1) Buildings and improvements - 25 years; personal property - 10 years.
(2) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(3) The amount of accumulated depreciation for Federal income tax purposes is $10,042,454.
(4) The net of these numbers, $7,436,684, represents the amount of "Real estate assets held for disposition."

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1999, 1998 and 1997 follows:

                                             1999           1998           1997
-------------------------------------------------------------------------------
Real estate investments:
Beginning of year                     $12,937,748    $21,826,594    $29,824,136
Additions                                 130,603        242,875         32,291
Deferred Rent                                  --             --         96,190
Leasing Commissions                        83,621        199,487        195,849
Dispositions (1)                               --     (9,331,208)    (8,321,872)
-------------------------------------------------------------------------------
End of year                           $13,151,972    $12,937,748    $21,826,594
                                      =========================================

Accumulated depreciation:
Beginning of year                     $ 5,715,288    $ 9,516,310    $11,944,782
Depreciation expense                           --             --        442,075
Dispositions (1)                               --     (3,801,022)    (2,870,547)
-------------------------------------------------------------------------------
End of year                           $ 5,715,288    $ 5,715,288    $ 9,516,310
                                      =========================================

(1) Dispositions include assets associated with the sale of Maitland Center Office Building C in 1998 and the sale of Swenson Business Park - Building C in 1997.

COMMERCIAL PROPERTIES 2, L.P.
AND CONSOLIDATED VENTURES




                         Consent of Independent Auditors

           We consent to the incorporation by reference in this Annual Report (Form 10-K) of Commercial Properties 2, L.P. of our report dated January 27, 2000, included in the 1999 Annual Report to Shareholders of Commercial Properties 2, L.P. and Consolidated Ventures.

           Our audit also included the financial statement schedule of Commercial Properties 2, L.P. and Consolidated Ventures listed in Item 14(a)(2). This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                    /s/ERNST & YOUNG LLP
    New York, New York
    January 27, 2000